5/19

08002891

## 82- SUBMISSIONS FACING SHEET

PROCESSED
JUN 02 2008 E
THOMSON REUTERS

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Even Construtora e Incorporadora SA

*CURRENT ADDRESS: Rua Funchal, 418
29° e 30° pavimentos
Conjuntos 2001 e 3001
Condomínio
E-Tower São Paulo
Vila Olimpia
CEP 04551-060
Brazil

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 35201 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT: 5/29/08

082-35201

RECEIVED

2008 MAY 19 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHEARMAN & STERLING LLP

May 14, 2008

BY HAND

Mr. Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Mailstop 3628
100 F Street, N.E.
Washington, D.C. 20549

Even Construtora e Incorporadora S.A.
Additional Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Mr. Coco:

Reference is made to our letter dated April 30, 2008, on behalf of our client, Even Construtora e Incorporadora S.A. (the "Company"), requesting the Company's exemption pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934, as amended.

As per your request, please find attached hereto the Company's and its subsidiaries' financial statements for the fiscal years ended December 31, 2007 and 2006, and the Report of Independent Auditors. Pursuant to paragraph (b)(4) of the Rule, the information attached hereto consists of translations into or summaries in English of the information described in paragraph (b)(1)(i) of the Rule.

All information and documents are being furnished under Rule 12g3-2(b)(1) under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please provide the undersigned with (i) a confirmation that the Company's name has been added to the U.S. Securities and Exchange Commission's list of foreign private issuers furnishing information pursuant to Rule 12g3-2(b) under the Exchange Act and (ii) the SEC file number to be used in connection with the furnishing of future information by the Company pursuant to the Rule.

If you have any questions or require any further information, please do not hesitate to call the undersigned at +55 11 3702-2209.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jonathan E. Kellner

Jonathan E. Kellner

Enclosure

0 82-35201

(A free translation of the original in Portuguese)



ARI S
12-31-07

# EVEN Construtora e Incorporadora S.A. and EVEN Construtora e Incorporadora S.A. and Subsidiaries

**Financial Statements at December 31, 2007 and 2006 and Report of Independent Auditors**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

## Report of Independent Auditors

To the Board of Directors and Stockholders
EVEN Construtora e Incorporadora S.A.

1 We have audited the accompanying balance sheets of EVEN Construtora e Incorporadora S.A. and the consolidated balance sheets of EVEN Construtora e Incorporadora S.A. and its subsidiaries at December 31, 2007 and 2006, and the related statements of income, of changes in stockholders' equity and of changes in financial position of EVEN Construtora e Incorporadora S.A., as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of EVEN Construtora e Incorporadora S.A. and of EVEN Construtora e Incorporadora S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of operations, the changes in stockholders' equity and the changes in financial position of EVEN Construtora e Incorporadora S.A., as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

PRICEWATERHOUSECOOPERS

EVEN Construtora e Incorporadora S.A.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flows are presented for purposes of additional analysis of the Company and its subsidiaries and are not a required part of the basic financial statements. The statements of cash flows have been subjected to the auditing procedures described in the second paragraph and, in our opinion, are fairly presented in all material respects in relation to the financial statements taken as a whole.

São Paulo, March 10, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Contador CRC 1SP137878/O-6

## EVEN Construtora e Incorporadora S.A. and EVEN Construtora e Incorporadora S.A. and Subsidiaries

### Balance Sheets at December 31

In thousands of reais

(A free translation of the original in Portuguese)

| Assets | Parent company 2007 | Parent company 2006 | Consolidated 2007 | Consolidated 2006 |
|---|---|---|---|---|
| **Current assets** | | | | |
| Cash and cash equivalents (Note 3) | 106,207 | 7,813 | 182,428 | 22,865 |
| Accounts receivable (Note 4) | 18,946 | 9,499 | 230,244 | 80,035 |
| Units for sale and land (Note 5) | 25,454 | 23,282 | 462,861 | 220,958 |
| Accounts with development partners (Note 11) | 6,026 | 3,017 | 15,373 | 5,127 |
| Taxes and contributions available for offset | 5,373 | 904 | 6,374 | 1,168 |
| Related parties (Note 10) | | 8,397 | | 1,210 |
| Deferred selling expenses (Note 6) | 379 | 550 | 41,846 | 16,404 |
| Other accounts receivable | 6,908 | 2,082 | 15,733 | 6,968 |
| | 169,293 | 55,544 | 954,959 | 354,731 |
| **Non-current assets** | | | | |
| Long-term receivables | | | | |
| Accounts receivable (Note 4) | 6,422 | 2,328 | 113,832 | 52,688 |
| Land (Note 5) | | | 21,839 | |
| Advances for future capital increase (Note 7) | 33,448 | 81,658 | 1,672 | 3,207 |
| Related parties (Note 10) | 8,458 | | 885 | |
| Deferred income tax and social contribution (Note 15) | 4,325 | 364 | 4,618 | 459 |
| Other accounts receivable | 543 | 8 | 543 | 8 |
| | 53,194 | 84,358 | 143,389 | 56,362 |
| Permanent assets | | | | |
| Investments (Note 7) | 618,699 | 83,069 | 11 | 11 |
| Goodwill, net (Note 7) | 8,920 | 6,219 | | |
| Property and equipment (Note 8) | 7,265 | 4,499 | 7,278 | 4,523 |
| | 634,884 | 93,787 | 7,289 | 4,534 |
| | 688,078 | 178,145 | 150,678 | 60,896 |
| **Total assets** | 857,371 | 233,689 | 1,105,637 | 415,627 |

| Liabilities and stockholders' equity | Parent company 2007 | Parent company 2006 | Consolidated 2007 | Consolidated 2006 |
|---|---|---|---|---|
| **Current liabilities** | | | | |
| Loans and financing (Note 9) | 475 | 75,176 | 24,139 | 79,698 |
| Suppliers | 3,858 | 2,230 | 25,587 | 10,204 |
| Accounts payable for purchase of properties (Note 13) | 7,870 | 8,068 | 53,804 | 68,668 |
| Accounts with development partners (Note 11) | 1,815 | 1,099 | 8,822 | 1,725 |
| Advances from customers (Note 12) | 350 | 1,039 | 1,052 | 8,069 |
| Taxes and contributions payable | 4,804 | 2,550 | 12,161 | 8,953 |
| Proposed dividends (Note 16) | 6,897 | 5,566 | 6,897 | 5,566 |
| Related parties (Note 10) | 7,361 | 4,086 | 5,487 | 1,930 |
| Other accounts payable | 1,716 | 1,733 | 3,316 | 3,185 |
| | 35,146 | 101,547 | 141,225 | 187,998 |
| **Non-current liabilities** | | | | |
| Long-term liabilities | | | | |
| Loans and financing (Note 9) | 153,666 | 461 | 178,488 | 9,960 |
| Accounts payable for purchase of properties (Note 13) | 8,140 | 4,873 | 76,294 | 67,430 |
| Taxes payable (Note 14) | 1,282 | 430 | 13,358 | 4,644 |
| Advances for future investments (Note 7) | | | 2,699 | 4,959 |
| Deferred income tax and social contribution (Note 15) | 4,325 | 364 | 19,371 | 4,468 |
| Other accounts payable | 257 | 1,394 | 1,395 | 1,394 |
| | 167,670 | 7,322 | 291,601 | 92,855 |
| Minority interest | | | 18,259 | 10,989 |
| Stockholders' equity (Note 16) | | | | |
| Capital | 607,257 | 99,666 | 607,257 | 99,666 |
| Revenue reserves | 47,298 | 25,154 | 47,295 | 24,119 |
| | 654,555 | 124,820 | 654,552 | 123,785 |
| **Total liabilities and stockholders' equity** | 857,371 | 233,689 | 1,105,637 | 415,627 |

The accompanying notes are an integral part of these financial statements.

## EVEN Construtora e Incorporadora S.A. and
## EVEN Construtora e Incorporadora S.A. and
## Subsidiaries

### Statements of Income
### Years Ended December 31
**In thousands of reals, unless otherwise indicated** (A free translation of the original in Portuguese)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Gross operating revenue** | | | | |
| Real estate development and sales | 29,607 | 18,144 | 431,349 | 203,179 |
| Services rendered | 30,672 | 12,226 | 18,414 | 12,226 |
| Deductions | (4,928) | (2,444) | (21,327) | (9,955) |
| **Net operating revenue** | 55,351 | 27,926 | 428,436 | 205,450 |
| **Cost of sales** | (22,945) | (11,824) | (262,032) | (130,903) |
| **Gross profit** | 32,406 | 16,102 | 166,404 | 74,547 |
| **Operating expenses** | | | | |
| Selling expenses | (4,038) | (1,686) | (48,806) | (17,342) |
| General and administrative | (35,650) | (20,024) | (38,388) | (22,130) |
| Management fees | (4,536) | (62) | (4,536) | (62) |
| Other operating expenses, net | (336) | (1,888) | (362) | (1,830) |
| | (44,560) | (23,660) | (92,092) | (41,364) |
| **Operating profit (loss) before results on equity investments, financial results and expenses with public offer of shares** | (12,154) | (7,558) | 74,312 | 33,183 |
| Results on equity investments (Note 7) | | | | |
| Equity in the results of investees | 62,900 | 33,047 | | |
| Gains (losses) in subsidiaries | (29) | 42 | | |
| Amortization of goodwill | (1,854) | (4) | | |
| Allowance for losses | (113) | | | |
| Financial results | | | | |
| Financial expenses | (18,350) | (5,540) | (24,186) | (8,539) |
| Financial income | 20,307 | 2,811 | 25,958 | 5,921 |
| Monetary and exchange variations, net | 398 | 494 | (1,379) | 221 |
| Expenses with public offer of shares | (22,764) | | (22,764) | |
| | 40,475 | 30,850 | (22,391) | (2,397) |
| **Operating income** | 28,321 | 23,292 | 51,921 | 30,786 |
| Non-operating results, net | 720 | 142 | 720 | (168) |
| **Income before taxation** | 29,041 | 23,434 | 52,641 | 30,618 |
| **Income tax and social contribution** | | | | |
| Current | | | (5,389) | (4,524) |
| Deferred | | | (10,744) | 2,182 |
| | | | (16,133) | (2,342) |
| **Net income before minority interest** | 29,041 | 23,434 | 36,508 | 28,276 |
| Minority interest | | | (6,435) | (5,877) |
| **Net income for the year** | 29,041 | 23,434 | 30,073 | 22,399 |
| Net income per share at the end of the year - R$ | 0.21 | 0.51 | | |

The accompanying notes are an integral part of these financial statements.

## EVEN Construtora e Incorporadora S.A.

**Statements of Changes in Stockholders' Equity**
In thousands of reais

(A free translation of the original in Portuguese)

| | Capital | Capital reserve - share premium | Revenue reserves - Legal | Revenue reserves - Retained profit | Retained earnings | Total |
|---|---|---|---|---|---|---|
| **At December 31, 2005** | 12,128 | | | | 7,286 | 19,414 |
| Capital increase (Note 16) | 33,876 | 53,662 | | | | 87,538 |
| Capitalization of reserve (Note 16) | 53,662 | (53,662) | | | | |
| Net income for the year | | | | | 23,434 | 23,434 |
| Appropriation of net income | | | | | | |
| Legal reserve | | | 1,172 | | (1,172) | |
| Proposed dividends - R$ 0.12 per share (Note 16) | | | | | (5,566) | (5,566) |
| Revenue reserve | | | | 23,982 | (23,982) | |
| **At December 31, 2006** | 99,666 | | 1,172 | 23,982 | | 124,820 |
| Capital increase and payment (Note 16) | 507,591 | | | | | 507,591 |
| Net income for the year | | | | | 29,041 | 29,041 |
| Appropriation of net income | | | | | | |
| Legal reserve | | | 1,452 | | (1,452) | |
| Proposed dividends - R$ 0.12 per share (Note 16) | | | | | (6,897) | (6,897) |
| Revenue reserve | | | | 20,692 | (20,692) | |
| **At December 31, 2007** | 607,257 | | 2,624 | 44,674 | | 654,555 |

The accompanying notes are an integral part of these financial statements.

# EVEN Construtora e Incorporadora S.A. and EVEN Construtora e Incorporadora S.A. and Subsidiaries

## Statements of Changes in Financial Position
## Years Ended December 31

In thousands of reals (A free translation of the original in Portuguese)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Financial resources were provided by** | | | | |
| Operations | | | | |
| Net income for the year | 29,041 | 23,434 | 30,073 | 22,399 |
| Expenses (income) not affecting working capital | | | | |
| Equity in the results of investees | (62,900) | (33,047) | | |
| Amortization of goodwill | 1,854 | 4 | | |
| (Gain) loss in subsidiaries | 29 | (42) | | |
| Allowance for losses | 113 | | | |
| Depreciation | 1,192 | 135 | 1,195 | 141 |
| Residual value of property and equipment disposals | | 11 | | 11 |
| Long-term taxes payable | 862 | 96 | 8,712 | 1,696 |
| Financial charges on long-term liabilities | 3,666 | 74 | 4,024 | 945 |
| Deferred income tax and social contribution | | | 10,744 | (2,182) |
| Minority interest | | | 6,436 | 5,877 |
| | (26,153) | (9,335) | 61,183 | 28,887 |
| Resources used in operations | 26,153 | 9,335 | | |
| | | | 61,183 | 28,887 |
| Third and related parties | | | | |
| Accounts payable for purchase of properties | 3,467 | 2,846 | 32,488 | 45,148 |
| Loans and financing | 150,000 | | 190,963 | 3,056 |
| Advances for future investments | | | | 4,959 |
| Other accounts payable | | 910 | 1 | 668 |
| Increase in minority interest | | | 835 | 21 |
| Dividends received | 5,023 | 7,695 | | |
| Stockholders | | | | |
| Capital increase | 507,691 | 87,538 | 507,691 | 87,538 |
| | 666,081 | 98,989 | 731,878 | 141,390 |
| **Total funds provided** | 666,081 | 98,989 | 793,061 | 170,277 |
| **Financial resources were used for** | | | | |
| Operations | 26,153 | 9,335 | | |
| Long-term receivables | | | | |
| Accounts receivable | 4,094 | 1,461 | 61,144 | 46,601 |
| Other assets | 535 | | 535 | |
| Land | | | 21,839 | |
| Advances for future capital increase | | 81,223 | 725 | 3,207 |
| Related parties, net of liabilities | 8,458 | | 885 | |
| Investments | 434,238 | 24,661 | | |
| Property and equipment | 3,958 | 4,020 | 3,950 | 4,042 |
| Transfer from long-term liabilities to current liabilities | | | | |
| Loans and financing | 461 | 124 | 50,085 | 995 |
| Other accounts payable | 1,137 | | | |
| Proposed dividends | 6,897 | 5,666 | 6,897 | 5,566 |
| **Total funds used** | 485,931 | 126,390 | 146,060 | 60,411 |
| **Increase (decrease) in working capital** | 180,150 | (27,401) | 647,001 | 109,866 |

# EVEN Construtora e Incorporadora S.A. and EVEN Construtora e Incorporadora S.A. and Subsidiaries

## Statements of Changes in Financial Position
**Years Ended December 31**
**In thousands of reais**

(continued)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Changes in working capital** | | | | |
| Current assets | | | | |
| At the end of the year | 169,293 | 55,544 | 954,959 | 354,731 |
| At the beginning of the year | (55,544) | (29,540) | (354,731) | (134,615) |
| | 113,749 | 26,004 | 600,228 | 220,116 |
| Current liabilities | | | | |
| At the end of the year | 35,146 | 101,547 | 141,225 | 187,998 |
| At the beginning of the year | (101,547) | (48,142) | (187,998) | (77,748) |
| | (66,401) | 53,405 | (46,773) | 110,250 |
| **Increase (decrease) in working capital** | 180,150 | (27,401) | 647,001 | 109,866 |

The accompanying notes are an integral part of these financial statements.

## EVEN Construtora e Incorporadora S.A. and EVEN Construtora e Incorporadora S.A. and Subsidiaries

### Statements of Cash Flows
### Years Ended December 31

In thousands of reais (A free translation of the original in Portuguese)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Cash flows from operating activities** | | | | |
| **Net income for the period** | 29,041 | 23,434 | 30,073 | 22,399 |
| **Expenses (income) not affecting the cash flow** | | | | |
| Depreciation of property and equipment | 1,192 | 135 | 1,195 | 141 |
| Amortization of goodwill | 1,854 | 4 | | |
| Equity in the results of investees | (62,900) | (33,047) | | |
| (Gains) losses in subsidiaries | 29 | (42) | | |
| Allowance for losses | 113 | | | |
| Residual value of property and equipment disposals | | 11 | | 11 |
| Deferred income tax and social contribution | | | 10,744 | (2,182) |
| Minority interest | | | 6,435 | 5,877 |
| | (30,671) | (9,505) | 48,447 | 26,246 |
| **Changes in current and long-term assets and liabilities** | | | | |
| Decrease (increase) in accounts receivable | (13,541) | (8,015) | (211,353) | (85,983) |
| Decrease (increase) in units for sale and land | (2,172) | (1,839) | (263,844) | (147,092) |
| Decrease (increase) in accounts with development partners, net of installments recorded in liabilities | (2,293) | (2,334) | (3,149) | (3,765) |
| Decrease (increase) in taxes and contributions available for offset | (4,469) | (758) | (5,206) | (924) |
| Decrease (increase) in deferred selling expenses | 171 | 165 | (25,442) | (10,107) |
| Decrease (increase) in other assets | (5,381) | (2,020) | (9,302) | (4,899) |
| Increase (decrease) in suppliers | 1,628 | 2,139 | 15,363 | 8,325 |
| Increase (decrease) in accounts payable for purchase of properties | 3,269 | 7,293 | (6,000) | 107,141 |
| Increase (decrease) in advances from customers | (689) | 546 | (7,017) | (764) |
| Increase (decrease) in taxes and contributions payable | 3,106 | 996 | 11,920 | 8,278 |
| Increase (decrease) in other liabilities | (1,164) | (440) | 132 | (923) |
| Increase (decrease) in minority interest | | | 835 | 21 |
| **Net cash used in operating activities** | (52,176) | (13,772) | (454,618) | (104,446) |
| **Cash flows from investing activities** | | | | |
| Purchase of property and equipment | (3,958) | (4,020) | (3,950) | (4,042) |
| Increase in investments | (434,238) | (24,661) | | |
| Profits received from subsidiaries | 5,023 | 7,695 | | |
| Advances for future capital increase | | (81,223) | (725) | (3,207) |
| **Net cash used in investing activities** | (433,173) | (102,209) | (4,675) | (7,249) |
| **Cash flows from financing activities** | | | | |
| From third parties | | | | |
| New loans and financing | 157,497 | 73,879 | 209,628 | 76,494 |
| Payment of loans and financing | (78,852) | (8,507) | (93,950) | (19,259) |
| Interest paid | (141) | | (2,711) | |
| | 78,504 | 65,372 | 112,967 | 57,235 |

# EVEN Construtora e Incorporadora S.A. and
# EVEN Construtora e Incorporadora S.A. and Subsidiaries

## Statements of Cash Flows
## Years Ended December 31
In thousands of reais (continued)

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| From stockholders/related parties | | | | |
| Amounts received from (paid to) related parties, net | 3,214 | (30,318) | 3,862 | (23,422) |
| Advances for future capital increase in investees made by the partners | | | | 4,959 |
| Payment of capital | 507,591 | 87,538 | 507,591 | 87,538 |
| Dividends paid | (5,566) | | (5,566) | |
| | 505,239 | 57,220 | 505,887 | 69,075 |
| **Net cash generated by financing activities** | 583,743 | 122,592 | 616,854 | 126,310 |
| **Increase in cash and cash equivalents** | 98,394 | 6,611 | 159,563 | 14,615 |
| **Balance of cash and cash equivalents** | | | | |
| At the end of the period | 106,207 | 7,813 | 182,428 | 22,865 |
| At the beginning of the period | 7,813 | 1,202 | 22,865 | 8,250 |
| **Increase in cash and cash equivalents** | 98,394 | 6,611 | 159,563 | 14,615 |

The accompanying notes are an integral part of these financial statements.

## 1 Operations

EVEN Construtora e Incorporadora S.A. (the "Company") is a publicly-held company with its head office located in São Paulo, State of São Paulo, which was registered as a listed corporation with the Brazilian Securities Commission (CVM) on March 2, 2007. As from April 2, 2007, its shares started to be traded on the São Paulo Stock Exchange - BOVESPA - New Market - under the symbol EVEN3.

The main activities of the Company and its subsidiaries are residential real estate development and investments in other companies.

Real estate development projects are carried out by the Company and its subsidiaries or in association with other partners. Third parties participate directly in the development projects or through investments in companies formed for the specific purpose of developing the projects.

The subsidiaries share the Company's structures as well as the corporate, management and operating costs.

The Company is subject to the arbitration at the Capital Markets Arbitration Chamber, in accordance with the Commitment Clause which is part of the Company's Bylaws.

## 2 Significant Accounting Practices and Presentation of the Financial Statements

These financial statements were approved by the Company's Board of Directors on March 10, 2008.

The financial statements have been prepared in accordance with accounting practices adopted in Brazil (as determined by Corporate Law), and the resolutions and additional regulations of the Brazilian Securities Commission (CVM).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported

**EVEN Construtora e Incorporadora S.A. and Subsidiaries**


amounts of revenues and expenses during the reporting period. Estimates include, but are not limited to, the selection of the useful lives of property and equipment, the provisions necessary for contingent liabilities, the determination of provisions for taxes, budgeted costs and other similar charges. Actual results could differ from those estimates.

The principal accounting practices adopted in the preparation of these financial statements (Parent Company and Consolidated) are defined below:

**(a) Cash and cash equivalents**

Cash and cash equivalents include investments in investment funds, stated at the value of the quota on the balance date, and cash on hand and bank deposits stated at cost.

**(b) Determination of the results of developments and sales of real estate and others**

The result for finished units sold on credit is recognized when the sale is made, regardless of the receipt of the contractual amount.

Interest and monetary variations on accounts receivable from finished units are appropriated to financial results when incurred, in accordance with the accrual basis of accounting.

For the sales of unfinished units of projects launched which are no longer under the effects of the corresponding resolutive clause included in the development specifications, the procedures and rules established by Resolution no. 963 of the Federal Accounting Council (CFC) were complied with, as follows:

- The costs incurred with units sold, including land, are fully recognized in results.
- The percentage of costs incurred on units sold, including land, is computed in relation to total budgeted costs and this percentage is applied to the total sales price of the units sold, adjusted according to the terms established in the sales contract, and to selling expenses, in order to determine the revenue and selling expenses to be recognized.
- The amount of revenue calculated, including monetary indexation charges, net of installments already received, is classified as accounts receivable or advances from customers, when applicable.

- Financial charges on accounts payable for purchases of land and on real estate financing transactions incurred during the construction period are appropriated to the cost incurred and recognized in results upon the sale of the development units to which they are directly related. Financial charges on other financing transactions are recognized in results when incurred, as well as on the accounts payable for purchases of land and on real estate financing transactions incurred after the conclusion of the construction.

The other revenues and expenses, including advertising and marketing, are recognized in results on the accrual basis.

The allowance for doubtful accounts is set up when there is an objective evidence that the Company will not be able to collect all the debts according to the original terms of the accounts receivable. The provision constituted based on this assessment, corresponds to the accounts receivable relating to the units delivered, since the customer only takes possession of the property when the contractual obligations have been complied with.

### (c) Units for sale and land

The units ready to be sold are stated at construction cost, which is lower than net realizable value. For the units under construction, the portion recorded in inventories corresponds to the cost incurred on the units not yet sold.

Cost comprises materials, labor (own or outsourced) and other construction related costs, including the financial cost of the capital invested (financial charges on accounts payable for purchases of land and on real estate financing transactions incurred during the construction period).

The net realizable value is the sale price estimated for the normal business operations, decreased by the construction costs and selling expenses.

Land is stated at acquisition cost, increased by any financial charges generated by the related accounts payable. In the case of exchanges for units to be constructed, the cost corresponds to the cost incurred plus the cost budgeted up to the conclusion of the units to be constructed and delivered in exchange. The land is registered only upon the formalization of the title deed and is not recognized in the financial statements during the negotiation process, regardless of the probability of success or status of the negotiation.

**(d) Selling expenses**

Deferred selling expenses refer to construction costs, the cost of maintenance of sales stands, and other expenses directly related to each development project, and are recognized in results based on the same criteria adopted to recognize revenues and costs of units sold (Note 2(b)). Charges related to sales commissions are the responsibility of the purchaser of the property and do not represent the income or expense of the Company and its subsidiaries.

The other selling expenses, including advertising and publicity are recognized in results when incurred, on the accrual basis of accounting.

**(e) Income tax and social contribution on net income**

Income tax and social contribution are calculated at the standard rate of 15% for income tax plus a 10% surcharge, and at 9% for social contribution, on book income for the year adjusted in accordance with the criteria established by tax legislation, for companies taxed on the taxable income method.

As permitted by tax legislation, certain subsidiaries, whose previous year turnover had not exceeded R$ 48,000, opted for the presumed profit basis. For these companies, the bases of calculation of income tax and social contribution are computed at the rates of 8% and 12%, respectively, on gross revenues (at 32% when the revenue arises from services rendered and at 100% when it arises from financial revenues), upon which the standard rates for income tax and social contribution are applied.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to be used for offset against temporary differences, taking into consideration projections of future results prepared and based on internal assumptions and future economic scenarios, which could, therefore, suffer changes. Deferred income tax and social contribution are presented in Note 15.

**(f) Investments in subsidiaries**

**(i) Equity value**

When the Company holds more than 50% of the voting capital of another company, this company is considered to be a subsidiary. In relation to companies under common control in which the Company's holding represents less than 50% of the voting capital, agreements guarantee the Company the right to veto decisions that may significantly affect the subsidiary's business, thereby granting the Company shared control.

The Company's investments in subsidiaries are stated on the equity method of accounting. In accordance with this method, the Company's participation in the increase or decrease of the subsidiaries' net equity, after the acquisition, resulting from the determination of a net profit or loss for the period or due to gains or losses in capital reserves or to prior year adjustments, is recorded as operating income (or expense). The impact of the variation in the percentage of participation in a subsidiary's capital is recorded as non-operating income (or expense). Gains or unrealized transactions between the Company and its subsidiaries are eliminated to the extent of the Company's participation; unrealized losses are also eliminated, except when the transaction provides evidence of a permanent loss (impairment) of the transferred asset.

The Company's investments in subsidiaries include goodwill (net of accumulated amortization) on the acquisition. When the Company's participation in a subsidiary's loss equals or exceeds the amount invested, the Company does not recognize additional losses, unless it has assumed obligations, made payments on behalf of this company, or made advances for future capital increase.

The cost of acquisition of a subsidiary is measured against the book value of the subsidiary's net assets. The amount of the cost of acquisition which exceeds this value is recorded as goodwill.

When necessary, the subsidiaries' accounting practices are altered to ensure uniformity with the practices adopted by the Company.

**(ii) Goodwill**

Goodwill is determined on the acquisition or subscription of capital in another company, and is represented by the value of the cost of acquisition of the investment which exceeds the amount of equity in the investee, calculated by applying the percentage of acquisition or subscription to other company's net equity.

Goodwill is amortized in accordance with the basis on which it was determined over its estimated useful life. Management determines the useful life of an investment based on its evaluation of on acquired company at the time of the acquisition, taking into consideration factors such as inventories of land, capacity of generating results in the developments launched and/or to be launched in the future and other inherent aspects. When goodwill is not economically justified, it is immediately recognized as a loss in the results for the year.

On every balance sheet date, the Company's management evaluates whether there are indications of permanent loss (impairment). If these indications do exist, an analysis is carried out to verify whether the book value of the goodwill is fully recoverable. If the book value exceeds the recoverable amount, the amount is reduced with a corresponding entry to the results.

### (g) Property and equipment

Property and equipment are stated at cost of acquisition, less depreciation calculated on the straight-line basis, at the annual rates listed in Note 8, which take into consideration the economic useful lives of the assets.

The head offices of the Company and its branches and subsidiaries are located in properties rented from third-parties.

### (h) Employee benefits

The Company and its subsidiaries do not have pension plans or any other pension benefits for their employees.

The Company maintains a stock option plan, as detailed in Note 19.

### (i) Accounts payable for the purchase of properties

The accounts payable for the purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed and are presented, when applicable, increased by charges and interest, calculated on a pro rata basis in relation to the period incurred, net of the amortizations realized.

Obligations related to the exchange of plots of land for units to be constructed are recorded at the budgeted costs to be incurred for the construction of the units to be exchanged. Subsequently, they are stated at their amortized cost, i.e., decreased by the costs incurred on the construction of the units exchanged and adjusted, when applicable, by the budgetary variations in the cost to be incurred for the referred units.

**(j) Loans and financing**

Loans are recorded on the receipt of the resources, net of the transaction costs, increased by charges and interest, calculated on a pro rata basis in relation to the period incurred, net of the amortizations realized.

**(l) Capital**

Capital is exclusively represented by common shares, classified as stockholders' equity.

**(m) Revenue reserves**

The legal reserve is calculated based on 5% of the net income for the year, in accordance to Law no. 6404/76.

The balance of the revenue reserves refers to the retention of the retained earnings balance in order to be utilized in the business growth project established in the investment plan, according to the capital budget proposed by the Company's management, which was approved by the Supervisory Board on March 10, 2008, and which will be discussed at the General Meeting, in compliance with Article 196 of Brazilian Corporate Law.

**(n) Dividends**

Pursuant to the Company's Bylaws a minimum dividend of 25% of net income, calculated under the terms of Brazilian Corporate Law, will be attributed each year to the stockholders.

**(o) Consolidated financial statements**

The consolidated financial statements include the financial statements of EVEN Construtora e Incorporadora S.A. and its subsidiaries (individually and under shared control or formed for the specific purpose of managing real estate development projects), as mentioned in Note 7. The consolidated financial statements exclude intercompany accounts, revenue and expenses, as well as the investments. Minority interests are disclosed separately. The financial statements of the companies under shared control are consolidated proportionally.

As described in Note 7, certain subsidiaries have a net capital deficiency (excess of liabilities over assets), for which no advances for future capital increase were made. As management understands that the losses are not permanent, it decided not to record a provision to cover a future payment of the net capital deficiency. As a result, the corresponding amount is being presented as a reconciling item of stockholders' equity and net income, between the Parent Company and the related consolidated amounts, as shown below:

In thousands of reais, unless otherwise indicated

| | | December 31 | |
|---|---|---|---|
| | | 2007 | 2006 |
| | Net income for the year | Stockholders' equity | Stockholders' equity |
| Balances of the parent company | 29,041 | 654,555 | 124,820 |
| Net capital deficiency of the subsidiaries | | | |
| Even Brisa Sigma Empreendimentos Imobiliários Ltda. | (1) | (1) | |
| Even Brisa Omega Empreendimentos Imobiliários Ltda. | (1) | (1) | |
| Even Brisa Phi Empreendimentos Imobiliários Ltda. | (1) | (1) | |
| Centaurus Even Empreendimentos Imobiliários Ltda. | 1 | | (1) |
| Kappa Even Empreendimentos Imobiliários Ltda. | 1 | | (1) |
| Viva Vida Butantã Even Empreendimentos Imobiliários Ltda. | 1 | | (1) |
| Omicron Even Empreendimentos Imobiliários Ltda. | 1 | | (1) |
| Phi Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Columba Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Áquila Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Cygnus Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Gemini Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Serpens Even Empreendimentos Imobiliários Ltda. | 2 | | (2) |
| Tabor Empreendimentos Imobiliários Ltda. | 3 | | (3) |
| Vivre Empreendimentos Imobiliários Ltda. | 6 | | (6) |
| Even Arts Ibirapuera Empreendimentos Imobiliários Ltda. | 33 | | (33) |
| Aliko Investimento Imobiliário Ltda. | 54 | | (54) |
| Concetto Empreendimentos Imobiliários Ltda. | 75 | | (75) |
| Especiale Empreendimentos Imobiliários Ltda. | 128 | | (128) |
| Boulevard São Francisco Empreendimentos Imobiliários Ltda. | 325 | | (325) |
| Parqueven Empreendimentos Ltda. | 395 | | (395) |
| | 1,032 | (3) | (1,035) |
| Consolidated balances | 30,073 | 654,552 | 123,785 |

## 3 Cash and Cash Equivalents

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Cash and banks | 27,762 | 7,796 | 73,581 | 16,312 |
| Investment funds - fixed rate (*) | 78,445 | 17 | 108,847 | 6,553 |
| | 106,207 | 7,813 | 182,428 | 22,865 |

In thousands of reais, unless otherwise indicated

(*) Average rates of remuneration equivalent to the variation of the Interbank Deposit Certificate (CDI).

## 4 Accounts Receivable

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Completed projects | 34,040 | 4,001 | 49,081 | 28,960 |
| Projects under construction | | | | |
| Recognized revenue | 43,198 | 34,191 | 589,152 | 184,274 |
| Installments received | (19,859) | (24,925) | (241,081) | (76,761) |
| | 23,339 | 9,266 | 348,071 | 107,513 |
| Recognized accounts receivable | 57,379 | 13,267 | 397,152 | 136,473 |
| Discounts of receivables | (31,303) | (863) | (52,368) | (3,173) |
| | 26,076 | 12,404 | 344,784 | 133,300 |
| Long-term receivables | (6,422) | (2,328) | (113,832) | (52,688) |
| Allowance for doubtful accounts | (708) | (577) | (708) | (577) |
| Current assets | 18,946 | 9,499 | 230,244 | 80,035 |

Accounts receivable are indexed mainly according to the National Civil Construction Index (INCC) up to the delivery of completed units and, subsequently, according to the General Market Price Index (IGP-M), plus interest of 12% "per annum", calculated on a "pro rata" basis as from the delivery of the unit sold.

Discounts of receivables correspond to accounts receivable from completed developments, at rates of between 10% and 12% per annum, plus the General Market Price Index (IGP-M), or the Amplified Consumer Price Index (IPCA) variation. The receivables which were discounted have been offered in guarantee as well as the commitment to honor the payment commitments of any defaulting credits.

In thousands of reais, unless otherwise indicated

The balance of accounts receivable from units sold and not yet completed is not fully recognized in the financial statements, because the amount recorded revenue is limited to the portion of revenue recognized for accounting purposes (in accordance with the criteria described in Note 2(b)), net of installments already received.

Additional information on the balance of accounts receivable related to real estate development projects, net of installments received, is summarized as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Recognized accounts receivable | 57,379 | 13,267 | 397,152 | 136,473 |
| Portion recorded in advances from customers (Note 12) | | (683) | (605) | (7,408) |
| Revenue not recognized | 17,019 | 22,263 | 703,084 | 264,677 |
| Total accounts receivable | 74,398 | 34,847 | 1,099,631 | 393,742 |
| Installments receivable in one year | (28,921) | (10,387) | (344,130) | (93,460) |
| Long-term installments receivable | 45,477 | 24,460 | 755,501 | 300,282 |

The maturities of accounts receivable are as follows:

| Year | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| 2007 | | 10,387 | | 93,460 |
| 2008 | 28,921 | 11,751 | 344,130 | 86,362 |
| 2009 | 14,866 | 4,966 | 287,392 | 95,941 |
| 2010 | 8,539 | 2,402 | 210,994 | 20,555 |
| 2011 | 7,216 | 2,175 | 43,897 | 17,941 |
| 2012 | 5,877 | 2,094 | 38,892 | 16,599 |
| 2013 | 3,647 | 909 | 34,171 | 13,981 |
| 2014 onwards | 5,332 | 163 | 140,155 | 48,903 |
| | 74,398 | 34,847 | 1,099,631 | 393,742 |

The main information on projects under construction, arising from the units sold, is as follows:

In thousands of reals, unless otherwise indicated

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Unappropriated gross revenue | 17,019 | 22,263 | 703,084 | 264,677 |
| Cost of units sold to be incurred | (8,982) | (13,213) | (438,373) | (168,666) |
| | 8,037 | 9,050 | 264,711 | 96,011 |
| Unappropriated sales expenses | (209) | (216) | (13,618) | (5,047) |
| | 7,828 | 8,834 | 251,093 | 90,964 |

## 5 Units for Sale and Land

This account comprises the costs of units (completed and under construction) and land for future real estate development projects, as shown below:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Advances for purchase of land | 140 | 175 | 28,161 | 215 |
| Land | | 18,679 | 196,901 | 146,157 |
| Properties under construction | 506 | 4,428 | 232,914 | 68,437 |
| Completed properties | 24,808 | | 26,824 | 6,147 |
| | 25,454 | 23,282 | 484,800 | 220,956 |
| Long-term | | | (21,839) | |
| Current assets | 25,454 | 23,282 | 462,961 | 220,956 |

The portion recorded in long-term refers to land of development projects which are expected to be launched in a period exceeding 12 months.

From the total consolidated cost incurred with properties under construction to be sold, R$ 26,658 (2006 - R$ 18,447) was pledged as collateral for loans and financing (Note 9).

In thousands of reais, unless otherwise indicated

The main information relating to costs incurred and to be incurred, as well as to unappropriated commercial expenses, for units not yet sold of developments under construction is as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Cost incurred with units in inventory | 506 | 4,428 | 232,914 | 68,437 |
| Budgeted costs to be incurred for units in inventory | 762 | 7,532 | 579,460 | 178,402 |
| | 1,268 | 11,960 | 812,374 | 246,839 |
| Unappropriated sales expenses of units in inventory | 170 | 334 | 28,228 | 11,357 |
| | 1,438 | 12,294 | 840,602 | 258,196 |

The table below summarizes the total unappropriated costs and expenses, incurred and to be incurred, of the developments under construction:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Inventories of properties under construction | 506 | 4,428 | 232,914 | 68,437 |
| Unappropriated sales expenses | 379 | 550 | 41,846 | 16,404 |
| Costs and expenses incurred | 885 | 4,978 | 274,760 | 84,841 |
| Budgeted costs to be incurred for units sold | 8,982 | 13,213 | 438,373 | 168,666 |
| Unappropriated costs and expenses | 9,867 | 18,191 | 713,133 | 253,507 |

In thousands of reals, unless otherwise indicated

## 6 Unappropriated Sales Expenses

### (a) Movement

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| At the beginning of the year | 550 | 715 | 16,404 | 6,297 |
| Expenses incurred in the construction and maintenance of sales stands and other related expenses | 85 | 136 | 33,124 | 13,906 |
| Appropriated to the result | (256) | (301) | (7,682) | (3,799) |
| At the end of the year | 379 | 550 | 41,846 | 16,404 |

The increase in the unappropriated sales expenses, represented by the expenses incurred in the construction and maintenance of sales stands and other related expenses, mainly arises from the substantial increase in the number of real estate development projects launched during the year ended December 31, 2007 and from expenses incurred with development projects expected to be launched in subsequent periods.

### (b) Reconciliation with selling expenses in the results for the year

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Appropriation of expenses on the construction and maintenance of sales stands and other related expenses | (256) | (301) | (7,682) | (3,799) |
| Expenses on advertising, publicity and others | (3,782) | (1,385) | (41,124) | (13,543) |
| Total of selling expenses in the result for the year | (4,038) | (1,686) | (48,806) | (17,342) |

In thousands of reais, unless otherwise indicated

**(c) Total selling expenses incurred in the year**

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Expenses on the construction and maintenance of sales stands and other related expenses | (85) | (136) | (33,124) | (13,906) |
| Expenses on advertising, publicity and others | (3,782) | (1,385) | (41,124) | (13,543) |
| Total selling expenses | (3,867) | (1,521) | (74,248) | (27,449) |

## 7 Investments

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| In subsidiaries | 618,688 | 83,058 | | |
| Tax incentives and others | 11 | 11 | 11 | 11 |
| | 618,699 | 83,069 | 11 | 11 |
| Unamortized goodwill | 8,920 | 6,329 | | |
| Unamortized negative goodwill | | (110) | | |
| | 8,920 | 6,219 | | |

In thousands of reais, unless otherwise indicated

(a) The main information on the investees is as follows:

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| Companies | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Subsidiaries | | | | | | | | |
| Alef Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 2,957 | 2,098 | 10,269 | 7,311 | 10,269 | 7,311 |
| Alpha Even Rio Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Andromeda Even Empreendimentos Imobiliários Ltda. | 100.00 | | (45) | | 7,207 | | 7,207 | |
| Antlia Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 40 | | 40 | |
| Apus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (30) | | 3,275 | | 3,275 | |
| Áquila Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | (2) | (2) | 130 | (2) | 130 | |
| Áries Even Empreendimentos Imobiliários Ltda. | 100.00 | | (40) | | 3,967 | | 3,967 | |
| Armadillo Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Auriga Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 424 | | 424 | |
| Bear Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 1,590 | | 1,591 | |
| Bee Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Beta Even Rio Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Birds Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | (1) | | | |
| Blue Whale Even Empreendimentos Imobiliários Ltda. | 100.00 | | (35) | | 8,917 | | 8,917 | |
| Boulevard São Francisco Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 1,608 | (324) | 13,038 | (325) | 13,038 | |
| Butterfly Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 12 | | 12 | |
| Caelum Even Empreendimentos Imobiliários Ltda. | 100.00 | | 597 | | 6,516 | | 6,516 | |
| Camelopardalis Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | 39 | | 39 | |
| Campo Belíssimo Participações Imobiliárias S.A. (i) | 50.92 | 50.92 | 7,883 | 8,695 | 23,485 | 15,602 | 11,958 | 7,944 |
| Capricornus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (398) | | 24,716 | | 24,716 | |
| Cassiopéia Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 87 | | 87 | |
| Cat Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Centaurus Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 1,299 | (2) | 21,228 | (2) | 21,228 | |
| Cepheus Even Empreendimentos Imobiliários Ltda. | 100.00 | | 1,149 | | 18,275 | | 18,275 | |

In thousands of reais, unless otherwise indicated

| Companies | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Cetus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (27) | | 12,205 | | 12,205 | |
| Chamaeleon Even Empreendimentos Imobiliários Ltda. | 100.00 | | (344) | | 19,598 | | 19,598 | |
| Circinus Empreendimentos Imobiliários Ltda. | 100.00 | | (560) | | 3,463 | | 3,463 | |
| Colinas do Morumbi Empreendimentos Imobiliários Ltda. | 100.00 | | (12) | | 6,113 | | 6,112 | |
| Columba Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 2,098 | (2) | 18,189 | (2) | 18,189 | |
| Concetto Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 2,049 | (74) | 5,840 | (75) | 5,840 | |
| Delphinus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (798) | | 16,096 | | 16,096 | |
| Delta Even Rio Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Dog Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | 3,854 | | 3,854 | |
| Dolphin Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Dragon Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Eagle Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Elephant Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 22 | | 22 | |
| Epsilon Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 3,958 | 562 | 13,428 | 708 | 13,428 | 708 |
| Epsilon Even Rio Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Eridanus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 262 | | 262 | |
| Especiale Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 623 | (128) | 6,250 | (128) | 6,250 | |
| Even Arts Ibirapuera Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 1,974 | (33) | 15,127 | (32) | 15,127 | |
| Even Brisa Alpha Empreendimentos Imobiliários Ltda. | 100.00 | | 541 | | 4,907 | | 4,907 | |
| Even Brisa Beta Empreendimentos Imobiliários Ltda. | 100.00 | | (950) | | 5,510 | | 5,510 | |
| Even Brisa Delta Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | (2) | | | |
| Even Brisa Epsilon Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | (2) | | | |
| Even Brisa Eta Empreendimentos Imobiliários Ltda. | 100.00 | | (7) | | (7) | | | |
| Even Brisa Gamma Empreendimentos Imobiliários Ltda. | 100.00 | | (8) | | (8) | | | |
| Even Brisa Kappa Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | (4) | | | |
| Even Brisa Lambda Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Even Brisa Omega Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |

In thousands of reais, unless otherwise indicated

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| Companies | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Even Brisa Omicron Empreendimentos Imobiliários Ltda. | 100.00 | | (43) | | 53 | | 52 | |
| Even Brisa Phi Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Even Brisa Sigma Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Even Brisa Zeta Empreendimentos Imobiliários Ltda. | 100.00 | | (16) | | 2,752 | | 2,752 | |
| Fomax Even Empreendimentos Imobiliários Ltda. | 100.00 | | (935) | | 19,627 | | 19,627 | |
| Fox Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | (2) | | | |
| Gamma Even Rio Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | (1) | | | |
| Gemini Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | (15) | (2) | 765 | (2) | 765 | |
| Giraffe Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Goat Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Gorilla Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | (2) | | | |
| Grus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 59 | | 59 | |
| Hamster Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Hercules Even Empreendimentos Imobiliários Ltda. | 100.00 | | (305) | | 12,533 | | 12,532 | |
| Horologium Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 60 | | 60 | |
| Horse Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | (1) | | | |
| Iluminatto Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 3,048 | 1,278 | 10,251 | 2,879 | 10,251 | 2,879 |
| Indus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 463 | | 463 | |
| Kangaroo Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Kappa Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 357 | (1) | 2,904 | (1) | 2,904 | |
| Koala Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | (1) | | | |
| Lacerta Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 16 | | 15 | |
| Leo Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 58 | | 58 | |
| Leopard Even Empreendimentos Imobiliários Ltda. | 100.00 | | (16) | | 3,780 | | 3,780 | |
| Lepus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (39) | | 9,959 | | 9,959 | |
| Libra Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 10 | | 10 | |
| Lion Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 62 | | 62 | |

In thousands of reais, unless otherwise indicated

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| Companies | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Lionfish Even Empreendimentos Imobiliários Ltda. | 100.00 | | (11) | | 2,250 | | 2,250 | |
| Lizard Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Lyra Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | 1 | | 1 | |
| Mensa Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 842 | | 842 | |
| Microscopium Even Empreendimentos Imobiliários Ltda. | 100.00 | | (95) | | 5,453 | | 5,453 | |
| Monkey Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 20 | | 20 | |
| Monoceros Even Empreendimentos Imobiliários Ltda. | 100.00 | | 1,801 | | 13,216 | | 13,216 | |
| Mozodiel do Campo Ltda. | 100.00 | 100.00 | 2,727 | (168) | 5,205 | 102 | 5,205 | 102 |
| Musca Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 19 | | 19 | |
| Octans Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 20 | | 20 | |
| Omicron Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 1,995 | (1) | 8,439 | (1) | 8,438 | |
| Ophiuchus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (193) | | 5,621 | | 5,621 | |
| Ox Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | 1 | | 1 | |
| Panda Even Empreendimentos Imobiliários Ltda. | 100.00 | | (6) | | 3,755 | | 3,755 | |
| Panter Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Pavo Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 71 | | 70 | |
| Peacock Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Pegasus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 13 | | 13 | |
| Penguins Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 13 | | 13 | |
| Perseus Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 49 | | 49 | |
| Phi Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 2,546 | (2) | 11,734 | (2) | 11,734 | |
| Pictor Even Empreendimentos Imobiliários Ltda. | 100.00 | | (18) | | 4,347 | | 4,347 | |
| Pisces Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 30 | | 29 | |
| Plaza Mayor Empreendimentos Imobiliários Ltda. | 75.00 | 75.00 | 9,723 | 451 | 25,147 | 452 | 18,860 | 339 |
| Polar bear Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 40 | | 40 | |
| Puppis Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 10 | | 10 | |
| Pyxis Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | 228 | | 228 | |

In thousands of reais, unless otherwise indicated

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| Companies | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Rabbit Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | 825 | | 825 | |
| Reticulum Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 10 | | 10 | |
| Sagitta Even Empreendimentos Imobiliários Ltda. | 100.00 | | (4) | | 117 | | 116 | |
| Sagittarius Even Empreendimentos Imobiliários Ltda. | 100.00 | | (28) | | 5,497 | | 5,497 | |
| Scorpius Even Empreendimentos Imobiliários Ltda. | 100.00 | | 5 | | 8,034 | | 8,034 | |
| Sculptor Even Empreendimentos Imobiliários Ltda. | 100.00 | | (5) | | 57 | | 58 | |
| Scutum Even Empreendimentos Imobiliários Ltda. | 100.00 | | (3) | | 14 | | 14 | |
| Sea Horse Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Serpens Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | (22) | (2) | 251 | (2) | 251 | |
| Shark Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 15 | | 15 | |
| Sheep Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | 1 | | 1 | |
| Snake Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 143 | | 143 | |
| Special-purpose company - Even Construterpins | 64.29 | 64.29 | 4,691 | 2,404 | 13,395 | 9,259 | 8,929 | 5,952 |
| Special-purpose company - Even MDR | 66.67 | 66.67 | (1,737) | 11,279 | 7,144 | 8,882 | 4,763 | 5,921 |
| Squirrel Even Empreendimentos Imobiliários Ltda. | 100.00 | | (2) | | 1,146 | | 1,146 | |
| Tabor Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | (637) | (3) | 32,696 | (3) | 32,696 | |
| Taurus Even Empreendimentos Imobiliários Ltda. | 100.00 | | 286 | | 6,993 | | 6,992 | |
| Telescopium Even Empreendimentos Imobiliários Ltda. | 100.00 | | (286) | | 13,834 | | 13,834 | |
| Tiger Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | 18 | | 18 | |
| Toucan Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Vida Viva Butantã Even Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | (114) | (1) | 5,074 | (1) | 5,074 | |
| Vida Viva Mooca Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 754 | 474 | 6,168 | 3,414 | 6,168 | 3,414 |
| Vida Viva Santa Cruz Empreendimentos Imobiliários S.A. | 100.00 | 100.00 | 1,113 | (176) | 4,871 | 3,068 | 4,871 | 3,068 |
| Vida Viva Tatuapé Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 715 | 35 | 5,166 | 466 | 5,166 | 466 |
| Vivre Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 124 | (6) | 11,015 | (6) | 11,015 | |
| Volans Even Empreendimentos Imobiliários Ltda. | 100.00 | | (51) | | 950 | | 950 | |
| Westeven Empreendimentos Imobiliários Ltda. | 100.00 | 100.00 | 4,674 | 1,713 | 11,072 | 5,812 | 11,072 | 5,812 |

In thousands of reais, unless otherwise indicated

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | | Investment | |
|---|---|---|---|---|---|---|---|---|
| **Companies** | **2007** | **2006** | **2007** | **2006** | **2007** | **2006** | **2007** | **2006** |
| Whale Even Empreendimentos Imobiliários Ltda. | 100.00 | | | | | | | |
| Wolf Even Empreendimentos Imobiliários Ltda. | 100.00 | | (1) | | | | | |
| Zeta Even Empreendimentos Imobiliários Ltda. | 100.00 | | (236) | | 2,645 | | 2,645 | |
| Subsidiaries under common control (ii) | | | | | | | | |
| Allko Investimento Imobiliário Ltda. | 50.00 | 50.00 | 2,517 | 244 | 2,040 | (108) | 1,020 | |
| City Projects Empreendimentos Ltda. | 50.00 | 50.00 | 12,107 | 11,643 | 49,016 | 44,784 | 24,526 | 22,392 |
| Cygnus Even Empreendimentos Imobiliários Ltda. | 50.00 | 100.00 | (89) | (2) | 617 | (2) | 309 | |
| Disa-Catisa Even Empreendimentos Imobiliários Ltda. | 50.00 | | (2) | | 31,998 | | 15,999 | |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 40.00 | 40.00 | 6,637 | 201 | 11,028 | 3,377 | 4,411 | 1,351 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 50.00 | 50.00 | 750 | (131) | 2,601 | 1,871 | 1,300 | 935 |
| Nova Suiça Empreendimentos Imobiliários Ltda. | 50.00 | 50.00 | (568) | (126) | (144) | 446 | | 225 |
| Parqueven Empreendimentos Ltda. | 50.00 | 50.00 | 2,147 | (777) | 18,390 | (789) | 9,195 | |
| Tricity Empreendimento e Participações Ltda. | 50.00 | 50.00 | 14,276 | 8,307 | 40,034 | 18,372 | 20,017 | 9,186 |
| Tucana Even Empreendimentos Imobiliários Ltda. | 80.00 | | (19) | | 3,795 | | 3,036 | |
| Window Jardins Empreendimentos Imobiliários S.A. | 49.90 | 49.90 | 2,145 | 2,287 | 4,883 | 10,126 | 2,437 | 5,053 |
| | | | | | | | 618,688 | 83,058 |

(i) Direct and indirect holdings total 70.46%.
(ii) Proportional consolidation.

In thousands of reais, unless otherwise indicated

(b) The main information on indirect investees is summarized as follows:

| | Company's holding - % | | Net income (loss) for the year | | Net equity (net capital deficiency) | |
|---|---|---|---|---|---|---|
| **Companies** | **2007** | **2006** | **2007** | **2006** | **2007** | **2006** |
| Evisa Empreendimentos Imobiliários Ltda. (i) | 50.00 | 50.00 | (2,315) | 15,038 | 11,634 | 13,951 |
| Norteven Empreendimentos Ltda. (ii) | 50.00 | 50.00 | 8,863 | 3,209 | 21,230 | 2,823 |
| Terra Vitris Empreendimentos Imobiliários Ltda. (ii) | 50.00 | 50.00 | 3,640 | 1,159 | 8,817 | 4,742 |

(i) Proportional consolidation.
(ii) Proportional consolidation through the parent company Tricity Empreendimento e Participações Ltda.

(c) Unamortized goodwill (negative goodwill):

| | Parent company | |
|---|---|---|
| | **2007** | **2006** |
| Alef Empreendimentos Imobiliários Ltda. | 13 | 40 |
| Aliko Investimento Imobiliário Ltda. | 1,753 | 2,332 |
| Campo Belíssimo Participações Imobiliárias S.A. | 42 | 75 |
| Even Brisa Beta Empreendimentos Imobiliários Ltda. | 1,595 | |
| Even Brisa Alpha Empreendimentos Imobiliários Ltda. | 1,460 | |
| Even Brisa Zeta Empreendimentos Imobiliários Ltda. | 1,100 | |
| Mozodiel do Campo Ltda. | 2,415 | 3,380 |
| Special-purpose company - Even MDR | | 7 |
| Vida Viva Santa Cruz Empreendimentos Imobiliários S.A. | 383 | 495 |
| Window Jardins Empreendimentos Imobiliários S.A. | | (110) |
| Other companies | 159 | |
| | 8,920 | 6,219 |

Goodwill basically relates to the excess of the market values of plots of land, destined for real estate development projects in each of the above mentioned companies, in relation to their book values. The amortization is being calculated and recorded proportionally to the recognition of results from the real estate development projects of these subsidiaries or special-purpose companies.

Unamortized balances are presented in the consolidated financial statements under "Units for sale".

In thousands of reais, unless otherwise indicated

(d) The changes in investments may be summarized as follows:

| | December 31, 2005 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2006 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ABC Desenvolvimento Imobiliário Ltda. | 85 | | | | (85) | | | | | | |
| Alef Empreendimentos Imobiliários Ltda. | 4,812 | 377 | | 2,098 | 24 | 7,311 | | | 2,957 | | 10,268 |
| Aliko Investimento Imobiliário Ltda. | | (176) | | 176 | | | | | 1,020 | | 1,020 |
| Andromeda Even Empreendimentos Imobiliários Ltda. | | | | | | | 7,251 | | (45) | | 7,206 |
| Antlia Even Empreendimentos Imobiliários Ltda. | | | | | | | 42 | | (2) | | 40 |
| Apus Even Empreendimentos Imobiliários Ltda. | | | | | | | 3,305 | | (30) | | 3,275 |
| Áquila Even Empreendimentos Imobiliários Ltda. | | | | | | | 133 | | (4) | | 129 |
| Áries Even Empreendimentos Imobiliários Ltda. | | | | | | | 4,007 | | (40) | | 3,967 |
| Armadillo Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Auriga Even Empreendimentos Imobiliários Ltda. | | | | | | | 429 | | (5) | | 424 |
| Bear Even Empreendimentos Imobiliários Ltda. | | | | | | | 1,595 | | (4) | | 1,591 |
| Bee Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Birds Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Blue Whale Even Empreendimentos Imobiliários Ltda. | | | | | | | 8,952 | | (35) | | 8,917 |
| Boulevard São Francisco Empreendimentos Imobiliários Ltda. | | | | | | | 11,917 | | 1,120 | | 13,037 |
| Butterfly Even Empreendimentos Imobiliários Ltda. | | | | | | | 13 | | (1) | | 12 |
| Caelum Even Empreendimentos Imobiliários Ltda. | | | | | | | 5,919 | | 597 | | 6,516 |
| Camelopardalis Even Empreendimentos Imobiliários Ltda. | | | | | | | 42 | | (3) | | 39 |
| Campo Belíssimo Participações Imobiliárias S.A. | | 3,397 | | 3,997 | 550 | 7,944 | | | 4,014 | | 11,958 |
| Capricornus Even Empreendimentos Imobiliários Ltda. | | | | | | | 25,114 | | (398) | | 24,716 |
| Cassiopéia Even Empreendimentos Imobiliários Ltda. | | | | | | | 92 | | (5) | | 87 |
| Cat Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Centaurus Even Empreendimentos Imobiliários Ltda. | | | | | | | 19,929 | | 1,298 | | 21,227 |
| Cepheus Even Empreendimentos Imobiliários Ltda. | | | | | | | 17,126 | | 1,149 | | 18,275 |
| Cetus Even Empreendimentos Imobiliários Ltda. | | | | | | | 12,232 | | (27) | | 12,205 |
| Chamaeleon Even Empreendimentos Imobiliários Ltda. | | | | | | | 19,942 | | (344) | | 19,598 |
| Circinus Empreendimentos Imobiliários Ltda. | | | | | | | 4,023 | | (560) | | 3,463 |
| City Projects Empreendimentos Ltda. | 18,170 | | (1,600) | 5,821 | 1 | 22,392 | | (3,800) | 5,934 | 16 | 24,542 |
| Colinas do Morumbi Empreendimentos Imobiliários Ltda. | | | | | | | 8,124 | | (12) | | 8,112 |
| Columba Even Empreendimentos Imobiliários Ltda. | | | | | | | 16,092 | | 2,096 | | 18,188 |
| Concetto Empreendimentos Imobiliários Ltda. | | | | | | | 3,868 | | 1,971 | | 5,839 |
| Cygnus Even Empreendimentos Imobiliários Ltda. | | | | | | | 353 | | (47) | 3 | 309 |

In thousands of reais, unless otherwise indicated

| | December 31, 2005 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2006 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Delphinus Even Empreendimentos Imobiliários Ltda. | | | | | | | 16,894 | | (798) | | 16,096 |
| Disa-Catisa Even Empreendimentos Imobiliários Ltda. | | | | | | | 16,000 | | (1) | | 15,999 |
| Dog Even Empreendimentos Imobiliários Ltda. | | | | | | | 3,854 | | | | 3,854 |
| Dolphin Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 1,267 | | | 81 | 3 | 1,351 | 503 | | 2,599 | (42) | 4,411 |
| Elephant Even Empreendimentos Imobiliários Ltda. | | | | | | | 27 | | (5) | | 22 |
| Epsilon Even Empreendimentos Imobiliários Ltda. | | 146 | | 562 | | 708 | 8,784 | | 3,936 | | 13,428 |
| Eridanus Even Empreendimentos Imobiliários Ltda. | | | | | | | 267 | | (5) | | 262 |
| Especiale Empreendimentos Imobiliários Ltda. | | | | | | | 5,822 | | 427 | | 6,249 |
| Even Arts Ibirapuera Empreendimentos Imobiliários Ltda. | | | | | | | 13,185 | | 1,941 | | 15,126 |
| Even Brisa Alpha Empreendimentos Imobiliários Ltda. | | | | | | | 4,380 | | 527 | | 4,907 |
| Even Brisa Beta Empreendimentos Imobiliários Ltda. | | | | | | | 6,460 | | (950) | | 5,510 |
| Even Brisa Omicron Empreendimentos Imobiliários Ltda. | | | | | | | 95 | | (43) | | 52 |
| Even Brisa Zeta Empreendimentos Imobiliários Ltda. | | | | | | | 2,768 | | (16) | | 2,752 |
| Fornax Even Empreendimentos Imobiliários Ltda. | | | | | | | 20,562 | | (935) | | 19,627 |
| Fox Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Gemini Even Empreendimentos Imobiliários Ltda. | | | | | | | 782 | | (17) | | 765 |
| Giraffe Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Gorila Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Grus Even Empreendimentos Imobiliários Ltda. | | | | | | | 63 | | (4) | | 59 |
| Hercules Even Empreendimentos Imobiliários Ltda. | | | | | | | 12,837 | | (305) | | 12,532 |
| Horologium Even Empreendimentos Imobiliários Ltda. | | | | | | | 62 | | (2) | | 60 |
| Horse Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Iluminatto Empreendimentos Imobiliários Ltda. | | 1,601 | | 1,278 | | 2,879 | 4,323 | | 3,048 | | 10,250 |
| Indus Even Empreendimentos Imobiliários Ltda. | | | | | | | 468 | | (5) | | 463 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | | 1,001 | | (66) | | 935 | | | 375 | (10) | 1,300 |
| Kappa Even Empreendimentos Imobiliários Ltda. | | | | | | | 2,548 | | 356 | | 2,904 |
| Koala Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Lacerta Even Empreendimentos Imobiliários Ltda. | | | | | | | 17 | | (2) | | 15 |
| Leo Even Empreendimentos Imobiliários Ltda. | | | | | | | 62 | | (4) | | 58 |
| Leopard Even Empreendimentos Imobiliários Ltda. | | | | | | | 3,796 | | (16) | | 3,780 |
| Lepus Even Empreendimentos Imobiliários Ltda. | | | | | | | 9,998 | | (39) | | 9,959 |
| Libra Even Empreendimentos Imobiliários Ltda. | | | | | | | 14 | | (4) | | 10 |
| Lion Even Empreendimentos Imobiliários Ltda. | | | | | | | 64 | | (2) | | 62 |
| Lionfish Even Empreendimentos Imobiliários Ltda. | | | | | | | 2,261 | | (11) | | 2,250 |

In thousands of reais, unless otherwise indicated

| | December 31, 2005 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2006 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Lyra Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | | | 1 |
| Mensa Even Empreendimentos Imobiliários Ltda. | | | | | | | 843 | | (1) | | 842 |
| Microscopium Even Empreendimentos Imobiliários Ltda. | | | | | | | 5,548 | | (95) | | 5,453 |
| Monkey Even Empreendimentos Imobiliários Ltda. | | | | | | | 21 | | (1) | | 20 |
| Monoceros Even Empreendimentos Imobiliários Ltda. | | | | | | | 11,415 | | 1,801 | | 13,216 |
| Mozodiel do Campo Ltda. | | 270 | | (168) | | 102 | 2,387 | | 2,717 | | 5,206 |
| Musca Even Empreendimentos Imobiliários Ltda. | | | | | | | 20 | | (1) | | 19 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | | 288 | | (63) | | 225 | | | (212) | (13) | |
| Octans Even Empreendimentos Imobiliários Ltda. | | | | | | | 21 | | (1) | | 20 |
| Omicron Even Empreendimentos Imobiliários Ltda. | | | | | | | 6,444 | | 1,993 | | 8,437 |
| Ophiuchus Even Empreendimentos Imobiliários Ltda. | | | | | | | 5,814 | | (193) | | 5,621 |
| Ox Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | | | 1 |
| Panda Even Empreendimentos Imobiliários Ltda. | | | | | | | 3,761 | | (6) | | 3,755 |
| Parqueven Empreendimentos Ltda. | 1 | | | 6 | (7) | | 8,550 | | 637 | 8 | 9,195 |
| Pavo Even Empreendimentos Imobiliários Ltda. | | | | | | | 74 | | (4) | | 70 |
| Pegasus Even Empreendimentos Imobiliários Ltda. | | | | | | | 18 | | (5) | | 13 |
| Penguins Even Empreendimentos Imobiliários Ltda. | | | | | | | 15 | | (2) | | 13 |
| Perseus Even Empreendimentos Imobiliários Ltda. | | | | | | | 51 | | (2) | | 49 |
| Phi Even Empreendimentos Imobiliários Ltda. | | | | | | | 9,189 | | 2,544 | | 11,733 |
| Pictor Even Empreendimentos Imobiliários Ltda. | | | | | | | 4,365 | | (18) | | 4,347 |
| Pisces Even Empreendimentos Imobiliários Ltda. | | | | | | | 30 | | (1) | | 29 |
| Plaza Mayor Empreendimentos Imobiliários Ltda. | | 1 | | 339 | (1) | 339 | 11,250 | | 7,266 | 5 | 18,860 |
| Polar bear Even Empreendimentos Imobiliários Ltda. | | | | | | | 41 | | (1) | | 40 |
| Puppis Even Empreendimentos Imobiliários Ltda. | | | | | | | 12 | | (2) | | 10 |
| Pyxis Even Empreendimentos Imobiliários Ltda. | | | | | | | 231 | | (3) | | 228 |
| Rabbit Even Empreendimentos Imobiliários Ltda. | | | | | | | 828 | | (3) | | 825 |
| Reticulum Even Empreendimentos Imobiliários Ltda. | | | | | | | 12 | | (2) | | 10 |
| Sagitta Even Empreendimentos Imobiliários Ltda. | | | | | | | 120 | | (4) | | 116 |
| Sagittarius Even Empreendimentos Imobiliários Ltda. | | | | | | | 5,525 | | (28) | | 5,497 |
| Scorpius Even Empreendimentos Imobiliários Ltda. | | | | | | | 8,029 | | 5 | | 8,034 |
| Sculptor Even Empreendimentos Imobiliários Ltda. | | | | | | | 63 | | (5) | | 58 |
| Scutum Even Empreendimentos Imobiliários Ltda. | | | | | | | 17 | | (3) | | 14 |
| Serpens Even Empreendimentos Imobiliários Ltda. | | | | | | | 274 | | (25) | 2 | 251 |
| Shark Even Empreendimentos Imobiliários Ltda. | | | | | | | 16 | | (1) | | 15 |
| Sheep Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | | | 1 |

In thousands of reais, unless otherwise indicated

| | December 31, 2005 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2006 | Capital subscription (reduction) | Profit distributed | Net equity | Other | December 31, 2007 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Snake Even Empreendimentos Imobiliários Ltda. | | | | | | | 145 | | (2) | | 143 |
| Special-purpose company - Even Construterpins | 4,348 | 18 | | 1,544 | 42 | 5,952 | 78 | | 2,899 | | 8,929 |
| Special-purpose company (SCP) - Even MDR | 5,029 | (475) | (6,095) | 7,520 | (58) | 5,921 | | | (1,158) | | 4,763 |
| Squirrel Even Empreendimentos Imobiliários Ltda. | | | | | | | 1,148 | | (2) | | 1,146 |
| Tabor Empreendimentos Imobiliários Ltda. | | | | | | | 33,335 | | (639) | | 32,696 |
| Taurus Even Empreendimentos Imobiliários Ltda. | | | | | | | 6,706 | | 286 | | 6,992 |
| Telescopium Even Empreendimentos Imobiliários Ltda. | | | | | | | 14,120 | | (286) | | 13,834 |
| Tiger Even Empreendimentos Imobiliários Ltda. | | | | | | | 19 | | (1) | | 18 |
| Tricity Empreendimento e Participações Ltda. | 2,881 | | | 6,735 | (430) | 9,186 | 3,916 | | 8,915 | | 20,017 |
| Tucana Even Empreendimentos Imobiliários Ltda. | | | | | | | 3,051 | | (15) | | 3,036 |
| Vida Viva Butantã Empreendimentos Imobiliários Ltda. | | | | | | | 5,188 | | (115) | | 5,073 |
| Vida Viva Mooca Empreendimentos Imobiliários Ltda. | | 2,941 | | 474 | (1) | 3,414 | 2,024 | | 729 | | 6,167 |
| Vida Viva Santa Cruz Empreendimentos Imobiliários S.A. | | 3,244 | | (176) | | 3,068 | 716 | | 1,087 | | 4,871 |
| Vida Viva Tatuapé Empreendimentos Imobiliários Ltda. | | 431 | | 35 | | 466 | 3,996 | | 702 | 2 | 5,166 |
| Vivre Empreendimentos Imobiliários Ltda. | | | | | | | 10,896 | | 119 | | 11,015 |
| Volans Even Empreendimentos Imobiliários Ltda. | | | | | | | 1,001 | | (51) | | 950 |
| Westeven Empreendimentos Imobiliários Ltda. | 1 | 4,099 | | 1,713 | (1) | 5,812 | 1,855 | (1,223) | 4,627 | | 11,071 |
| Window Jardins Empreendimentos Imobiliários S.A. | 2,726 | 1,181 | | 1,141 | 5 | 5,053 | (3,687) | | 1,070 | | 2,436 |
| Wolf Even Empreendimentos Imobiliários Ltda. | | | | | | | 1 | | (1) | | |
| Zeta Even Empreendimentos Imobiliários Ltda. | | | | | | | 2,881 | | (237) | | 2,644 |
| | 39,320 | 18,344 | (7,695) | 33,047 | 42 | 83,058 | 477,782 | (5,023) | 62,900 | (29) | 618,688 |

There were no changes in the investments held in the companies Alpha Even Rio, Beta Even Rio, Delta Even Rio, Dragon Even, Eagle Even, Epsilon Even Rio, Even Brisa Delta, Even Brisa Epsilon, Even Brisa Eta, Even Brisa Gamma, Even Brisa Kappa, Even Brisa Lambda, Even Brisa Omega, Even Brisa Phil, Even Brisa Sigma, Gamma Even Rio, Goat Even, Hamster Even, Kangaroo Even, Lizard Even, Panter Even, Peacock Even, Sea Horse Even, Toucan Even and Whale Even (all of them bearing the name Empreendimentos Imobiliários Ltda.).

In thousands of reais, unless otherwise indicated

As mentioned in Note 1, the Company's main activity is residential real estate development, principally through investments in other companies. As regards the resources invested in the subsidiaries in 2007, R$ 48,099 refers to the capitalization of a portion of the balance of the advance for future capital increase existing at December 31, 2006.

(e) The total balances of balance sheet and statement of income accounts of subsidiaries under common control, direct and indirect, included in the consolidated financial statements, in proportion to the percentage holding, are summarized as follows:

| | | | | | Assets |
|---|---|---|---|---|---|
| | Holding - % | Current | Long-term receivable | Permanent | Total |
| At December 31, 2007 | | | | | |
| City Projects Empreendimentos Ltda. | 50.00 | 83,603 | 2,326 | | 85,929 |
| Window Jardins Empreendimentos Imobiliários S.A. | 49.90 | 11,249 | 2,232 | 4 | 13,485 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 40.00 | 20,518 | | | 20,518 |
| Tricity Empreendimento e Participações Ltda. | 50.00 | 40,535 | 34,525 | 9,243 | 84,303 |
| Aliko Investimento Imobiliário Ltda. | 50.00 | 9,134 | | 17 | 9,151 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 50.00 | 4,998 | | | 4,998 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 50.00 | 3,602 | | | 3,602 |
| Parqueven Empreendimentos Ltda. | 50.00 | 60,214 | 11,577 | | 71,791 |
| Evisa Empreendimentos Imobiliários Ltda. (Indirect subsidiary) | 50.00 | 18,320 | 225 | | 18,545 |
| Cygnus Even Empreendimentos Imobiliários Ltda. | 50.00 | 3,276 | | | 3,276 |
| Disa-Catisa Even Empreendimentos Imobiliários | 50.00 | 32,810 | | | 32,810 |
| Tucana Even Empreendimentos Imobiliários Ltda. | 80.00 | 3,868 | | | 3,868 |
| At December 31, 2006 | | | | | |
| City Projects Empreendimentos Ltda. | 50.00 | 51,751 | 15,824 | | 67,575 |
| Window Jardins Empreendimentos Imobiliários S.A. | 49.90 | 16,103 | | 6 | 16,109 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 40.00 | 4,351 | | | 4,351 |
| Tricity Empreendimento e Participações Ltda. | 50.00 | 6,259 | | 13,727 | 19,986 |
| Aliko Investimento Imobiliário Ltda. | 50.00 | 1,930 | 123 | | 2,053 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 50.00 | 3,344 | | | 3,344 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 50.00 | 4,585 | | | 4,585 |
| Parqueven Empreendimentos Ltda. | 50.00 | 46,088 | | | 46,088 |
| Evisa Empreendimentos Imobiliários Ltda. (Indirect subsidiary) | 50.00 | 14,365 | 7,085 | | 21,450 |

# EVEN Construtora e Incorporadora S.A. and Subsidiaries

## Notes to the Financial Statements at December 31, 2007 and 2006

In thousands of reais, unless otherwise indicated

| | | Liabilities and stockholders' equity | | | |
|---|---|---|---|---|---|
| | Holding - % | Current | Long-term liabilities | Stockholders' equity | Total |
| At December 31, 2007 | | | | | |
| City Projects Empreendimentos Ltda. | 50.00 | 19,371 | 17,267 | 49,291 | 85,929 |
| Window Jardins Empreendimentos Imobiliários S.A. | 49.90 | 8,254 | 348 | 4,883 | 13,485 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 40.00 | 8,423 | 928 | 11,168 | 20,518 |
| Tricity Empreendimento e Participações Ltda. | 50.00 | 19,196 | 24,628 | 40,479 | 84,303 |
| Aliko Investimento Imobiliário Ltda. | 50.00 | 5,412 | 1,330 | 2,409 | 9,151 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 50.00 | 2,397 | | 2,601 | 4,998 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 50.00 | 3,590 | 156 | (144) | 3,602 |
| Parqueven Empreendimentos Ltda. | 50.00 | 31,825 | 21,492 | 18,474 | 71,791 |
| Evisa Empreendimentos Imobiliários Ltda. (indirect subsidiary) | 50.00 | 5,199 | 1,712 | 11,634 | 18,545 |
| Cygnus Even Empreendimentos Imobiliários Ltda. | 50.00 | 2,658 | | 618 | 3,276 |
| Disa-Catisa Even Empreendimentos Imobiliários | 50.00 | 812 | | 31,998 | 32,810 |
| Tucana Even Empreendimentos Imobiliários Ltda. | 80.00 | 73 | | 3,795 | 3,868 |
| At December 31, 2006 | | | | | |
| City Projects Empreendimentos Ltda. | 50.00 | 16,110 | 6,681 | 44,784 | 67,575 |
| Window Jardins Empreendimentos Imobiliários S.A. | 49.90 | 1,671 | 4,312 | 10,126 | 16,109 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 40.00 | 862 | 112 | 3,377 | 4,351 |
| Tricity Empreendimento e Participações Ltda. | 50.00 | 1,614 | | 18,372 | 19,986 |
| Aliko Investimento Imobiliário Ltda. | 50.00 | 2,161 | | (108) | 2,053 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 50.00 | 1,473 | | 1,871 | 3,344 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 50.00 | 1,405 | 2,734 | 446 | 4,585 |
| Parqueven Empreendimentos Ltda. | 50.00 | 17,068 | 29,809 | (789) | 46,088 |
| Evisa Empreendimentos Imobiliários Ltda. (indirect subsidiary) | 50.00 | 6,449 | 1,050 | 13,951 | 21,450 |

In thousands of reais, unless otherwise indicated

| | Net revenue | Costs | Operating expenses | Financial result | Other operating income | Income tax and social contribution | Net income (loss) for the year |
|---|---|---|---|---|---|---|---|
| At December 31, 2007 | | | | | | | |
| City Projects Empreendimentos Ltda. | 62,331 | (42,446) | (4,163) | 2,086 | | (6,711) | 12,107 |
| Window Jardins Empreendimentos Imobiliários S.A. | 10,750 | (7,495) | (565) | (196) | | (349) | 2,145 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 17,217 | (9,704) | (284) | (62) | | (530) | 6,637 |
| Tricity Empreendimento e Participações Ltda. | 64,884 | (44,098) | (3,611) | (731) | 3,104 | (5,273) | 14,277 |
| Aiiko Investimento Imobiliário Ltda. | 9,428 | (5,706) | (971) | 56 | | (290) | 2,517 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 3,638 | (2,502) | (399) | 164 | | (152) | 749 |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 2,791 | (2,049) | (1,239) | (4) | | (67) | (568) |
| Parqueven Empreendimentos Ltda. | 28,197 | (18,423) | (6,504) | (237) | | (886) | 2,147 |
| Evisa Empreendimentos Imobiliários Ltda. - (indirect subsidiary) | 681 | (742) | (71) | (1,160) | | (1,033) | (2,315) |
| Cygnus Even Empreendimentos Imobiliários Ltda. | | | (78) | (11) | | | (89) |
| Disa-Catisa Even Empreendimentos Imobiliários | | | (2) | | | | (2) |
| Tucana Even Empreendimentos Imobiliários Ltda. | | | (1) | (18) | | | (19) |
| At December 31, 2006 | | | | | | | |
| City Projects Empreendimentos Ltda. | 59,844 | (42,045) | (5,901) | (1,103) | | 848 | 11,643 |
| Window Jardins Empreendimentos Imobiliários S.A. | 16,107 | (12,501) | (855) | 30 | | (494) | 2,287 |
| Eco Life Cidade Universitária Empreendimentos Imobiliários S.A. | 5,165 | (3,456) | (1,378) | 8 | | (168) | 201 |
| Tricity Empreendimento e Participações Ltda. | | | (571) | 1,661 | 7,639 | (322) | 8,307 |
| Aiiko Investimento Imobiliário Ltda. | 580 | (336) | (26) | 16 | 9 | 1 | 244 |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | | | (131) | | | | (131) |
| Nova Suíça Empreendimentos Imobiliários Ltda. | | | (126) | | | | (126) |
| Parqueven Empreendimentos Ltda. | | | (722) | (56) | 1 | | (778) |
| Evisa Empreendimentos Imobiliários Ltda. (indirect subsidiary) | 30,989 | (17,182) | (1,410) | (138) | | 2,779 | 15,038 |

In thousands of reais, unless otherwise indicated

(f) Advances for future capital increases were made to the following subsidiaries:

| | Assets | | | |
|---|---|---|---|---|
| | Parent company | | Consolidated | |
| | 2007 | 2006 | 2007 | 2006 |
| Aliko Investimento Imobiliário Ltda. | 1,927 | | | |
| Boulevard São Francisco Empreendimentos Imobiliários Ltda. | | 8,830 | | |
| Campo Belíssimo Participações Imobiliárias S.A. | 5,269 | 5,269 | | |
| Centaurus Even Empreendimentos Imobiliários Ltda. | | 500 | | |
| Columba Even Empreendimentos Imobiliários Ltda. | | 20 | | |
| Concetto Empreendimentos Imobiliários Ltda. | | 1,201 | | |
| Cygnus Even Empreendimentos Imobiliários Ltda. | 1,682 | 22 | 362 | |
| Disa-Catisa Even Empreendimentos Imobiliários Ltda. | 808 | | 404 | |
| Especiale Empreendimentos Imobiliários Ltda. | | 869 | | |
| Even Arts Ibirapuera Empreendimentos Imobiliários Ltda. | | 8,444 | | |
| Even Brisa Delta Empreendimentos Imobiliários Ltda. | 30 | | | |
| Even Brisa Epsilon Empreendimentos Imobiliários Ltda. | 50 | | | |
| Even Brisa Eta Empreendimentos Imobiliários Ltda. | 436 | | | |
| Even Brisa Gamma Empreendimentos Imobiliários Ltda. | 53 | | | |
| Even Brisa Kappa Empreendimentos Imobiliários Ltda. | 604 | | | |
| Even Brisa Lambda Empreendimentos Imobiliários Ltda. | 48 | | | |
| Gemini Even Empreendimentos Imobiliários Ltda. | | 570 | | |
| Iluminatto Empreendimentos Imobiliários Ltda. | 48 | 4,309 | | |
| Épsilon Even Empreendimentos Imobiliários Ltda. | | 8,261 | | |
| Jardim Goiás Empreendimentos Imobiliários Ltda. | 664 | 451 | | 226 |
| Kappa Even Empreendimentos Imobiliários Ltda. | | 1,704 | | |
| Mozodiel do Campo Ltda. | | 413 | | |
| Nova Suíça Empreendimentos Imobiliários Ltda. | 1,369 | 432 | | 216 |
| Parqueven Empreendimentos Ltda. | 11,811 | 5,062 | 906 | 2,531 |
| Phi Even Empreendimentos Imobiliários Ltda. | | 256 | | |
| Plaza Mayor Empreendimentos Imobiliários Ltda. | 8,231 | 13,415 | | |
| Special-purpose company - Even Construterpins | 473 | | | |
| Tabor Empreendimentos Imobiliários Ltda. | | 12,787 | | |
| Tricity Empreendimento e Participações Ltda. | | 467 | | 234 |
| Vida Viva Mooca Empreendimentos Imobiliários Ltda. | | 1,847 | | |
| Vida Viva Santa Cruz Empreendimentos Imobiliários S.A. | | 529 | | |
| Vida Viva Tatuapé Empreendimentos Imobiliários Ltda. | | 2,122 | | |
| Vivre Empreendimentos Imobiliários Ltda. | | 1,312 | | |
| Volans Even Empreendimentos Imobiliários Ltda. | | | | |
| Westeven Empreendimentos Imobiliários Ltda. | | 936 | | |
| Zeta Even Empreendimentos Imobiliários Ltda. | | 1,621 | | |
| Other companies | 56 | 9 | | |
| Provision for losses in companies which have a net capital deficiency | (113) | | | |
| | 33,446 | 81,658 | 1,672 | 3,207 |

**In thousands of reais, unless otherwise indicated**

The consolidated balance of advances for future capital increase results from advances made to the subsidiaries under common control by partners in the developments, with no defined term for capitalization, whose composition may be presented as follows:

| | Consolidated | |
|---|---|---|
| | Liabilities | |
| | 2007 | 2006 |
| Quality Building | | |
| Empreendimento Plaza Mayor (Vila Leopoldina) | 2,699 | 3,043 |
| Empreendimento The Gift (Parqueven) | | 1,453 |
| | 2,699 | 4,496 |
| Construtora e Incorporadora Campos | | |
| Empreendimento Tendence (Nova Suíça) | | 228 |
| Empreendimento Le Parc (Jardim Goiás) | | 235 |
| | | 463 |
| | 2,699 | 4,959 |

(Empreendimento - Development Project)

## 8 Property and Equipment

| | Parent company | | Consolidated | | Annual depreciation rate - % |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | |
| Machinery and equipment (cost) | 99 | 49 | 101 | 50 | 10 |
| Accumulated depreciation | (7) | (2) | (8) | (2) | |
| Furniture and fixtures (cost) | 1,393 | 592 | 1,393 | 592 | 10 |
| Accumulated depreciation | (203) | (112) | (202) | (112) | |
| Computers (cost) | 1,448 | 481 | 1,464 | 488 | 20 |
| Accumulated depreciation | (340) | (112) | (345) | (114) | |
| Facilities (cost) | 1,276 | 680 | 1,276 | 680 | 10 |
| Accumulated depreciation | (166) | (70) | (166) | (70) | |
| Vehicles (cost) | | 83 | | 83 | 20 |
| Accumulated depreciation | | (51) | | (51) | |
| Software (cost) | 4,195 | 2,896 | 4,195 | 2,896 | 20 |
| Accumulated depreciation | (753) | (28) | (753) | (28) | |
| Leasehold improvements (cost) | 310 | 102 | 310 | 102 | 10 |
| Accumulated depreciation | (78) | (10) | (78) | (10) | |
| Other (cost) | 112 | 33 | 112 | 51 | 10 |
| Accumulated depreciation | (21) | (32) | (21) | (32) | |
| | 7,265 | 4,499 | 7,278 | 4,523 | |

In thousands of reais, unless otherwise indicated

## 9 Loans and Financing

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| In local currency | | | | |
| Bank credit note | 153,666 | | 153,666 | |
| Working capital | 475 | 75,637 | 475 | 75,637 |
| Real estate financing | | | 48,484 | 14,021 |
| | 154,141 | 75,637 | 202,625 | 89,658 |
| Current liabilities | (475) | (75,176) | (24,139) | (79,698) |
| Long-term liabilities | 153,666 | 461 | 178,486 | 9,960 |

Main information on loans and financing:

(a) The bank credit note is subject to charges equivalent to 100% of the variation of the Interbank Deposit Certificate (CDI), plus a spread of 1.3% per annum.

(b) Real estate financing transactions are subject to charges equivalent to the variation of the Referential Interest Rate (TR), plus 11% to 12% per annum.

The financing transactions were collaterized by the following assets:

| | 2007 | 2006 |
|---|---|---|
| Inventories (cost incurred on units to be sold) | 26,658 | 18,447 |
| Quotas representative of a subsidiary's capital (accounting balance of the investment) | 4,367 | |
| | 31,025 | 18,447 |

The bank credit note presents certain restrictive clauses related to financial indexes, as defined in the definitive prospectus of the Company's First Debenture Distribution Program, dated January 31, 2008, with which the Company has been compliant.

In thousands of reais, unless otherwise indicated

Long-term amounts fall due as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| Year | 2007 | 2006 | 2007 | 2006 |
| 2008 | | 461 | | 9,960 |
| 2009 | | | 13,417 | |
| 2010 | 26,073 | | 26,073 | |
| 2011 | 26,073 | | 30,480 | |
| 2012 | 101,520 | | 108,516 | |
| | 153,666 | 461 | 178,486 | 9,960 |

Long-term real estate financing agreements contain clauses of anticipated maturity in the event of default on the commitments assumed, such as the use of proceeds in accordance with the terms of the agreements, registration of mortgages on the real estate development projects, compliance with the construction schedules and others. The Company has been in compliance with the terms of these agreements.

The Company's Supervisory Board, at a meeting held on October 26, 2007, approved the creation of the Company's First Debenture Distribution Program ("Program"), the purpose of which is to make it possible for the Company to realize public debenture offerings, under the terms of Article 11 and subsequent articles of CVM Normative Instruction no. 400, of December 29, 2003. The Program will be effective for up to two years, as from the date of registration with the CVM, and the amount will be of up to R$ 500,000. Under this Program, the Company may only issue simple debentures, not convertible into shares.

Also at this meeting, the Supervisory Board approved the Company's second debenture issue (the first under the Program), in the amount of up to R$ 150,000 ("Offering"). The Offering will comprise up to 15 thousand simple debentures, not convertible into shares, in a single series, of the subordinated type, with a unit value of R$ 10 on the date of issuance.

In the event that the Offering is realized, the funds obtained will have the same conditions as, and will be destined for the pre-payment of the Bank Credit Note, as disclosed to the market on October 26, 2007. The program is being given continuity in 2008, as mentioned in Note 21 - Subsequent Events.

In thousands of reais, unless otherwise indicated

## 10 Related Parties

### (a) Loans

| | Parent company | | | | Consolidated | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets | | Liabilities | | Assets | | Liabilities | |
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Subsidiaries | | | | | | | | |
| ABC Desenvolvimento Imobiliário Ltda. | | | | | | | 129 | |
| Alef Empreendimentos Imobiliários Ltda. | 1,462 | 1,387 | | | | | | 129 |
| Aliko Investimentos Imobiliários Ltda. | | | | | | 379 | | |
| Boulevard Empreendimentos Imobiliários Ltda. | 60 | | | | | | | |
| Campo Belíssimo Empreendimentos Imobiliários Ltda. | 4,566 | 5,993 | | | | | | |
| City Projects Empreendimentos Ltda. | 761 | 353 | | 1,180 | 42 | 353 | | 761 |
| D.D.A Incorporações Ltda. | 6 | | | | 6 | | | |
| Evian Empreendimentos Imobiliários Ltda. | | | 6,317 | | | | 789 | 63 |
| Norteven Empreendimentos Imobiliários Ltda. | 621 | | | | 311 | | | |
| Omicron Even Empreendimentos Imobiliários Ltda. | 2 | | | | | | | |
| Special-purpose company - Even Construterpins | 78 | | | | | | 322 | |
| Terra Vitris Empreendimentos Imobiliários Ltda. | 208 | | | | 104 | | | |
| Tricity Empreendimento e Participações Ltda. | 35 | | 1,044 | 1,858 | | | 540 | 929 |
| Westeven Empreendimento e Participações Ltda. | 36 | | | 1,000 | | | | |
| Window Jardins Empreendimentos Imobiliários S.A. | 441 | 372 | | | 220 | 186 | 3,687 | |
| | 8,256 | 8,105 | 7,361 | 4,038 | 683 | 918 | 5,467 | 1,882 |
| Other related parties | | | | | | | | |
| ABC Construtora e Incorporadora Ltda. | 4 | 20 | | | 4 | 20 | | |
| ABC T&K Participações S.A. | 7 | 7 | | | 7 | 7 | | |
| Abrão Muszkat | 191 | 196 | | | 191 | 196 | | |
| Carlos Eduardo Terepins | | 69 | | | | 69 | | |
| Fundo de Investimento Pactual | | | | 48 | | | | 48 |
| | 202 | 292 | | 48 | 202 | 292 | | 48 |
| | 8,458 | 8,397 | 7,361 | 4,086 | 885 | 1,210 | 5,467 | 1,930 |
| Balances classified as current | | 8,397 | 7,361 | 4,086 | | 1,210 | 5,467 | 1,930 |
| Balances classified as long-term | 8,458 | | | | 885 | | | |

The balances with Campo Belíssimo, City Projects and Tricity are subject to interest equivalent to the variation of the Interbank Deposit Certificate (CDI) rate. The balances should be received in accordance with the cash flows of the related developments.

Other balances with subsidiaries bear no financial charges and have no predetermined maturity dates.

The consolidated balances with subsidiaries arise from the proportional consolidation of the financial statements.

In thousands of reals, unless otherwise indicated

### (b) Operations

In 2007, the parent company purchased completed and ready to be sold units from Even Brisa Beta Empreendimentos Imobiliários Ltda., for the amount of R$ 1,950, in addition to the units purchased from Jardim Goiás Empreendimentos Ltda. for R$ 340 (in 2006, the parent company purchased completed units from City Projects Empreendimentos Ltda., for the amount of R$ 1,807, in addition to the units purchased from Window Jardins Empreendimentos Imobiliários S.A. for R$ 520).

In 2007, the Company obtained revenues in the amount of R$ 12,258 (2006 - R$ 7,691) for services rendered referring to the management of development projects in subsidiaries.

Other operations with related parties are mentioned in Notes 7 and 16.

## 11 Current Accounts with Property Development Partners

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Development projects | | | | |
| Campo Belíssimo | | | | 422 |
| Duo Alto de Pinheiros | 2,760 | 3,003 | 2,760 | 3,003 |
| Granja Julieta | | | 1,385 | (631) |
| Mercure Trianon | | (145) | | (145) |
| Horizons | | (163) | | (162) |
| The View | | (406) | | 794 |
| Particolare | 2,601 | (161) | 2,601 | (162) |
| Demais | 62 | (210) | (83) | (172) |
| | 5,423 | 1,918 | 6,663 | 2,947 |
| Loans to partners | | | | |
| Baucis Participações Ltda. | 6 | | 6 | |
| Brisa-BR Incorporações S.A. | (1,500) | | (1,500) | |
| Selsa Mester Empreendimentos Imobiliários Ltda. | | | | 455 |
| Villa Reggio Empreendimentos Imobiliários Ltda. | 282 | | 282 | |
| JCR Construção Civil Ltda. | | | 1,839 | |
| | (1,212) | | 627 | 455 |

In thousands of reais, unless otherwise indicated

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| In consortia | | | | |
| "L'Essence" | | | | |
| D.D.A Incorporações Ltda. | | | (1,042) | |
| Crisol Empreendimentos Ltda. | | | (1,730) | |
| Avi Oliveira Empreendimentos Ltda. | | | (4,035) | |
| Colinas do Morumbi | | | | |
| Sândalo Empreendimentos Imobiliários Ltda. | | | 6,068 | |
| | | | (739) | |
| | 4,211 | 1,918 | 6,551 | 3,402 |
| Balances presented in current assets | 6,026 | 3,017 | 15,373 | 5,127 |
| Balances presented in current liabilities | (1,815) | (1,099) | (8,822) | (1,725) |
| | 4,211 | 1,918 | 6,551 | 3,402 |

The Company participates in real estate development projects together with partners, directly or through related companies, by means of corporate holdings. The management structure of there projects and the cash management are centralized in the company leading the project, which also monitors the construction work and the budgets. Therefore, the company leading the project assures the investment of the necessary funds as well as their allocation in accordance with the plans. The sources and use of the resources of each project are reflected in these balances, considering the respective company's holding percentage, and are not subject to financial charges and do not have predetermined maturity dates.

The average term of development and completion of the projects in which funds are invested is three years, always based on the planning and financial schedules of each project. The allocation of funds in this manner permits that the business conditions agreed with each partner and for each project are concentrated on specific structures that are most suitable for the characteristics of each project.

The loan balances with development partners are mainly subject to charges equivalent to 100% of the variation of the Interbank Deposit Certificate (CDI) rate and their maturities may be renegotiated to the long-term, in accordance with the average development and completion term of the related development projects, except for the balance with Villa Reggio Empreendimentos Imobiliários Ltda., which bears no financial charges.

In thousands of reais, unless otherwise indicated

## 12 Advances from Customers

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Amounts received for sale of projects not yet developed and other advances | 350 | 356 | 447 | 661 |
| Units sold from projects under construction | | | | |
| Appropriated revenue | | (1,137) | (598) | (13,889) |
| Installments received | | 1,820 | 1,203 | 21,297 |
| | | 683 | 605 | 7,408 |
| | 350 | 1,039 | 1,052 | 8,069 |

## 13 Accounts Payable for the Purchase of Properties

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Budgeted cost to be incurred for units exchanged and not yet delivered | | | 14,690 | |
| Accounts payable | 16,010 | 12,741 | 115,408 | 136,098 |
| | 16,010 | 12,741 | 130,098 | 136,098 |
| Current liabilities | (7,870) | (8,068) | (53,804) | (68,668) |
| Long-term liabilities | 8,140 | 4,673 | 76,294 | 67,430 |

Long-term amounts fall due as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| Year | 2007 | 2006 | 2007 | 2006 |
| 2008 | | 4,673 | | 28,949 |
| 2009 | 8,140 | | 40,990 | 16,147 |
| 2010 | | | 31,591 | 22,334 |
| 2011 | | | 2,555 | |
| 2012 onwards | | | 1,158 | |
| | 8,140 | 4,673 | 76,294 | 67,430 |

In thousands of reais, unless otherwise indicated

Accounts payable are indexed mainly to the National Civil Construction Index (INCC) or, alternatively, to the variation of the General Market Price Index (IGP-M), or the Amplified Consumer Price Index (IPCA).

Accounts payable arising from the exchange of units not yet delivered, because of their nature, are subject to possible changes in the budgets of the related developments and also to the restatement of prices of materials, labor and other costs, the latter used on the INCC determination.

## 14 Long-term Taxes Payable

Long-term taxes payable refer to taxes (Social Integration Program (PIS) and Social Contribution on Revenues (COFINS)) levied on the difference between development revenue recognized on the accrual basis and taxable revenue which follows the cash basis.

## 15 Income Tax and Social Contribution

### (a) Deferred

The Company and its subsidiaries have the following balances to be offset against, deducted from or added to the calculation basis of future taxable income, computed based on actual profits. Additionally, certain subsidiaries have differences to be taxed in future years, arising from profits on real estate activities taxed on the cash basis, which were recognized in the accounting records on the accrual basis, considering taxation on the presumed or actual profit method. These amounts may be summarized as follows:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| (i) Credits to be offset - actual profit basis | | | | |
| Income tax and social contribution losses to be offset against future taxable income | 55,982 | 11,227 | 57,660 | 11,505 |
| Unamortized goodwill (Note 16(c)) | 22,428 | 27,186 | | |
| Temporary exclusions and additions | 1,950 | 336 | 1,957 | 336 |
| (ii) Taxable liabilities - actual profit basis | | | | |
| Difference between income from real estate activities taxed on the cash basis and recognized in the accounting records on the accrual basis | 12,721 | 1,071 | 26,538 | 3,587 |
| (iii) Taxable liabilities - presumed profit basis | | | | |
| Difference between income from real estate activities taxed on the cash basis and recognized in the accounting records on the accrual basis | | | 335,974 | 105,461 |

*In thousands of reais, unless otherwise indicated*

As a result of the tax assets and liabilities mentioned above, the following tax effects (deferred income tax and social contribution) were recorded:

| | Parent company | | Consolidated | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Long-term receivables | | | | |
| Income tax and social contribution losses | 4,325 | 364 | 4,618 | 459 |
| Long-term liabilities | | | | |
| Difference in income from real estate operations - actual profit basis | 4,325 | 364 | 9,023 | 1,220 |
| Difference in income from real estate operations - presumed profit basis | | | 10,348 | 3,248 |
| | 4,325 | 364 | 19,371 | 4,468 |
| Net amount of income tax and social contribution | | | (14,753) | (4,009) |
| Credit (charge) to results for the year | | | (10,744) | 2,182 |

Considering the current operations of the Parent Company, which consist mainly of investments in other companies, no tax assets were constituted in respect of: (i) the total accumulated balance of income tax and social contribution losses; (ii) the balance of expenses temporarily non-deductible in the determination of the taxable profit; and (iii) the unamortized goodwill, arising from the merger process mentioned in Note 16(c).

The taxation of the difference between net income taxed on a cash basis and that recognized in the accounting records on the accrual basis occurs over an average period of five years, considering the period of receipt of revenues and the completion of the corresponding construction work.

Income tax and social contribution losses available for offset against future taxable income have no expiry date, but their offset is limited to 30% of taxable income of each future base period.

In thousands of reais, unless otherwise indicated

Income tax and social contribution were calculated at the rates of 25% and 9%, respectively.

## (b) For the year

The income tax and social contribution charges may be summarized as follows:

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| Calculation method | | |
| Actual profit | | |
| Income tax | (4,166) | (821) |
| Social contribution | (1,500) | (295) |
| | (5,666) | (1,116) |
| Presumed profit | | |
| Income tax | (6,797) | (901) |
| Social contribution | (3,670) | (325) |
| | (10,467) | (1,226) |
| Charged to results for the year | (16,133) | (2,342) |

Income tax and social contribution due on the taxable income of the Parent Company and subsidiaries were calculated as described in Note 2(e).

## (c) Reconciliation of income tax and social contribution expenses

The reconciliation of income tax and social contribution expenses at nominal and effective rates is as follows:

In thousands of reais, unless otherwise indicated

| | Consolidated | |
|---|---|---|
| | 2007 | 2006 |
| Income before income tax and social contribution | 52,641 | 30,618 |
| Loss in the Parent Company before income tax and social contribution and equity in the results of investees, without the constitution of the corresponding tax credit | 33,859 | 9,613 |
| | 86,500 | 40,231 |
| Combined nominal rate of income tax and social contribution - % | 34 | 34 |
| Income tax and social contribution at the rates established by legislation | (29,410) | (13,679) |
| Adjustments for calculation of the effective rate | | |
| Difference of income tax and social contribution charges of subsidiaries calculated on the presumed profit basis at differentiated rates and bases | 12,298 | 11,464 |
| Others | 979 | (127) |
| Charge to results for the year | (16,133) | (2,342) |

## 16 Stockholders' Equity

### (a) Capital

At December 31, 2007, capital comprised of 140,572,502 common nominative shares (December 31, 2006 - 46,004,412), with no par value and fully paid-up.

At a General Meeting held on March 3, 2006, the quotaholders decided to transform the Parent Company into a corporation (S.A.), with an initial capital comprised of 12,128,128 common nominative shares, with a par value of R$ 1.00 each. Additionally, also in March 2006, the following capital increases were made:

In thousands of reais, unless otherwise indicated

- On March 9, capital was increased by R$ 15,589, through the capitalization intercompany of loan balances, with the subsequent issue of 15,589,530 common nominative shares with a par value of R$ 1.00 each.

- On March 17, capital was increased by R$ 18,287, paid in cash, with the subsequent issue of 18,286,754 shares, at R$ 3,9345 per share, resulting in a share premium of R$ 53,662, also paid in cash, which was capitalized on December 1, 2006.

The Extraordinary General Meeting held on March 7, 2007 approved the two-for-one stock split of the 46,004,412 common shares that comprised the Company's capital at December 31, 2006, resulting in 92,008,824 nominative, book-entry, common shares, with no par value.

The Extraordinary General Meeting held on February 13, 2007 authorized the Company to make an initial public offering and join the special listing segment of the São Paulo Stock Exchange (BOVESPA) called "New Market".

In the context of the public share offering the Meeting of the Supervisory Board held on March 29, 2007, ratified the increase of capital to R$ 499,666, through the issue of 34,782,609 common shares. This meeting also approved the price of R$ 11.50 per share, based on the result of the process of collection of the investment intentions (bookbuilding process), and authorized the Company's Board of Directors to take all the actions necessary to conclude the offering.

After the offering, the Company's fully paid-up capital was R$ 499,666 on April 4, 2007.

The expenses related to the public share offering mainly refer to commissions paid to the distribution coordinator, amounting to R$ 22,784, recorded in a specific account in the statement of income.

As established in the prospectus for the public share offering, on May 2, 2007, the Supplementary Lot option was exercised, corresponding to 5,217,391 common shares, totaling R$ 60,000.

A Meeting of the Supervisory Board held on May 10, 2007 approved the issue of 8,276,150 common shares, fully subscribed and paid-up, through the conversion of all the 50 debentures

In thousands of reais, unless otherwise indicated

issued by the Company on February 1, 2007, in the amount of R$ 47,588, which were issued with the following characteristics:

| | |
|---|---|
| Registration date | March 2, 2007 |
| Type of issue | Convertible into shares |
| Issue date | February 1, 2007 |
| Maturity date | February 1, 2012 |
| Remuneration basis | Exchange variation (PTAX800) + 5.90% p.a. |
| Type of guarantee | Subordinated |
| Face value | 1,000 |
| Total amount issued | 50,000 |
| Number of units issued | 50 |

The Meeting of the Supervisory Board held on June 29, 2007 approved a capital increase of R$ 3, through the issue of 287,528 new common shares with no par value, which were fully subscribed on this date and paid in July 2007, pursuant to the Subscription Bulletins signed by the related beneficiaries of the Share Purchase Options, as mentioned in Note19.

In accordance with the Company's Bylaws, the Supervisory Board is authorized to approve an increase in capital of up to R$ 750,000, through the issue of nominative common shares, with no par value.

An agreement signed by the controlling stockholders established, among other matters, voting relations at the Meetings and the preferential rights of acquisition in relation to shares sold by stockholders.

**(b) Appropriation of net income**

After the offset of losses and the appropriation to the legal reserve, 25% of the remaining net income for the year (2006 - 5%) is allocated to the payment of the annual mandatory dividend, which was changed from the minimum statutory dividend of 5% to 25%, by the Extraordinary General Meeting held on February 16, 2007.

The calculation of dividends at December 31, 2007 and 2006 was as follows:

In thousands of reais, unless otherwise indicated

| | Parent company | |
|---|---|---|
| | 2007 | 2006 |
| Net income for the year | 29,041 | 23,434 |
| Appropriation to legal reserve | (1,452) | (1,172) |
| Calculation basis | 27,589 | 22,262 |
| Minimum statutory dividend - % | 25 | 5 |
| Minimum mandatory dividend | 6,897 | 1,113 |
| Supplementary dividend | | 4,453 |
| Dividend proposed by management | 6,897 | 5,566 |

As described in Notes 4 and 5, the total budgeted cost of the real estate development projects launched up to December 31, 2007 is R$ 1,017,833, of which R$ 438,373 refer to units which have already been sold. For this reason, and to comply with the Company's Bylaws and Articles 195 and 196 of Brazilian Corporation Law, management proposed the payment of dividends limited to 25% of adjusted net income, and the remaining balance was transferred to a revenue reserve to cover the commitments assumed.

### (c) Others

At an Extraordinary General Meeting held on October 31, 2006, the stockholders approved the merger of Donneville Participações Ltda., which had become a stockholder of the Company on March 17, 2006. The net assets merged, which were appraised at book value by a specialized company at September 30, 2006, comprised the investment the merged company held in the capital of EVEN and the related goodwill, which was supported by the expectation of future profitability, in the amount of R$ 27,186, net of the provision recorded at the same amount, with no effects on the net assets merged. This provision was recorded by the merged company due to the fact that there was no expectation of generation of future taxable income to absorb the tax benefit of the amortization of this balance.

## 17 Contingencies

The civil lawsuits in which the subsidiaries are defendants amount to R$ 1,062 (2006 - R$ 220), and mainly refer to the review of the adjustment clause in contracts and to the interest on amounts to be collected as a result of these contracts. According to the information

In thousands of reais, unless otherwise indicated

provided by legal counsel, an unfavorable outcome is considered probable in some of these lawsuits, in a total amount of R$ 5 (2006 - R$ 8). The provision for losses on total receivables was R$ 708 (2006 - R$ 577), as mentioned in Note 4, and is considered sufficient to cover expected losses on accounts receivable.

Additionally, some subsidiaries are defendants, directly or indirectly, in:

- Labor claims amounting to R$ 1,948 (2006 - R$ 908), the unfavorable outcome of which, in the appeals filed by the Company, is classified by management, based on the assessment of legal counsel, as: probable, R$ 39 (2006 - R$ 318), possible - R$ 1,307 (2006 - R$ 411) and remote - R$ 602 (2006 - R$ 179).

- Tax collection proceedings, in a total of R$ 595 (2006 - R$ 86), the unfavorable outcome of which, in the appeals filed by the Company, is classified by management, based on the assessment of legal counsel, as: probable - R$ 534 (2006 - R$ 53) and remote - R$ 61 (2006 - R$ 33).

The financial statements include a provision for contingencies of R$ 579 (2006 - R$ 327), recorded with "Other accounts payable" in current liabilities.

## 18 Financial Instruments

The Company participates in transactions involving financial instruments, all of which are recorded in balance sheet accounts and whose purpose is to meet the Company's needs and reduce exposure to credit, foreign currency and interest rate risks. Management of these risks is carried out by defining strategies, establishing control systems and determining limits for positions.

### (a) Considerations on risks

### (i) Credit risk

Credit risk is considered almost inexistent considering the actual guarantee of recovery of the units sold in the event of default during the construction period. The financial statements include a provision of R$ 708 (2006 - R$ 577) to cover expected losses on the recovery of accounts receivable related to completed units.

**(ii) Currency risk**

Currency risk is regarded as practically nil, as there are no assets and liabilities denominated in foreign currencies, nor significant dependency on imported materials in the Company's operations. Furthermore, the Company does not index its sales to foreign currencies.

**(iii) Interest rate risk**

The interest rates on loans and financing are mentioned in Note 9 and the interest rates on financial investments are mentioned in Note 3. Interest of 12% p.a. is charged on accounts receivable from completed units, as mentioned in Note 4, which is recognized on a pro-rata basis. Also, as mentioned in Notes 10 and 11, a significant portion of the balances owed to or by related parties and development partners bear no financial charges.

***(b) Valuation of financial instruments***

The main asset and liability financial instruments, together with the criteria for their valuation, are as follows:

**(i) Cash and cash equivalents and financial investments**

The market value of these assets does not significantly differ from the amounts presented in the financial statements (Note 3). The contractual rates reflect usual market conditions.

**(ii) Loans and financing**

The conditions and terms of the loans and financing obtained are presented in Note 9. The settlement amounts of these liabilities do not significantly differ from the amounts recorded in the financial statements.

## 19 Share Purchase Option Plan

The Extraordinary General Meeting held on March 7, 2007 approved the inclusion of the Company's employees among the beneficiaries of the Share Purchase Option Plan, whose structure and implementation guidelines were approved at a Stockholders' Meeting held on

**In thousands of reals, unless otherwise indicated**

February 13, 2007. At Meetings held on June 29, 2007 and September 14, 2007, the Supervisory Board approved the grant of the first and second share purchase option lots, respectively, taking into consideration the statutory limit of 5% of the total shares that comprise the Company's capital. The terms and conditions of these options are as follows:

**First lot, approved on June 29, 2007**

(a) Number of share options granted to the beneficiaries: 0.82% of the total shares issued by the Company to the members of management and employees who benefit from this option, according to Share Purchase Option Agreements entered into on this date and filed in the Company's head office, with a maximum dilution potential of 0.81% of the prior basis.

(b) Subscription value - the exercise value of the option will be R$ 0.01 per share, which is the price to be paid by the beneficiaries, in cash, upon subscription.

(c) Terms and conditions for the exercise of the option:

(i) immediate for the portion related to the first ¼ of the share options to be subscribed or purchased by managers;

(ii) as from April 1, 2008, April 1, 2009 and April 1, 2010, respectively, for the subsequent lots, each of them corresponding to ¼ of the total share options granted.

On June 29, 2007, the issue of 287,528 new common shares with no par value was approved, which were fully subscribed on that date and paid up during July 2007, through Subscription Bulletins signed by the respective beneficiaries of the Share Purchase Options, related to the portion of the first ¼ of the shares to be purchased by managers, the market value of which amounted to R$ 5,228, taking into consideration the quotation effective on the date of each payment for the shares.

**Second lot, approved on September 14, 2007**

(a) Number of share options granted to the beneficiaries: 0.43% of the total shares issued by the Company to the members of management and employees who benefit from this option, according to Share Purchase Option Agreements entered into on this date and filed in the Company's head office, with a maximum dilution potential of 0.43% of the prior basis.

In thousands of reals, unless otherwise indicated

(b) Subscription value: the exercise value of the option will be R$ 15.11 per share, restated by the Amplified Consumer Price Index (IPCA) of the Brazilian Institute of Geography and Statistics (IBGE), which is the price to be paid by the beneficiaries, in cash, upon the exercising of the option, in accordance with item (c) below.

(c) Terms and conditions for the exercise of the option:

As from September 14, 2007, the waiting and option exercise periods will be as follows:

(i) 01 (one) year for 50% (fifty percent) of the share options;
(ii) 02 (two) years for another 50% (fifty percent) of the share options;
(iii) up to the third year for the full exercise of the share options.

No decisions have been taken to date in respect of the issue of new shares relating to the second lot.

## 20 Insurance Coverage

The Company and its subsidiaries have insurance coverage, as detailed below, which is considered sufficient by management to cover any risks related to their assets and/or responsibilities:

(a) Engineering risk: (i) basic - R$1,402,720 (December 31, 2006 - R$ 456,100); (ii) other - R$ 107,6740 (December 31, 2006 - R$ 51,621).

(i) Basic - accidents (sudden and unpredictable causes) in the construction site, such as natural damage or acts of God, windstorms, storms, lightning, flood, earthquakes etc., as well as losses resulting from construction work, use of defective or improper materials, construction defects and collapse of structures.

(ii) Other - extraordinary expenses, removal of debris, riots, strikes, joint construction liability etc.

(b) Sundry risks: - R$ 375 (December 31, 2006 - R$ 620).

## 21 Subsequent Events

(a) Changes in the Corporate Law

Law no. 11638 was enacted on December 28, 2007, amending the Brazilian Corporation Law in relation to certain accounting practices, bookkeeping records and the preparation of financial statements, as from the year ending December 31, 2008.

The main matters addressed by the new law, which may affect the financial statements for the next year, may be summarized as follows:

The issue of accounting regulations by the Brazilian Securities Commission (CVM) for publicly held companies subject to its regulation it should be consistent with international standards.

- The Statement of Changes in Financial Position is replaced by the Statement of Cash Flows and the Statement of Added Value is included in the formal set of financial statements.

- Introduction of the "Adjustment to Present Value" concept for long-term asset and liability transactions and for significant short-term transactions. The CVM has already informed the market that the use of this concept by the companies it regulates is dependent on the issue of a specific rule or a reference expressed in some other rule, defining its scope and establishing the requirements for its use, which should comply with international standards.

- On merger, combination and spin-off transactions carried out between unrelated parties and linked to the actual transfer of control, all assets and liabilities of the merged, combined or spun-off company should be identified, valued and recorded at market value.

- The companies are obliged to record the compensation paid to employees and management, even when it is paid in the form of financial instruments, such as shares or share purchase options.

- Alterations to the commercial accounting and tax books, establishing the possibility for companies to adopt tax legislation provisions for the purposes of its commercial accounting books and subsequently effect the required adjustments for the purposes of complying with corporate legislation.

Until there is greater clarification of the Law, especially in terms of its practical application, including its regulation, management considers that it will not be currently possible to analyze and quantify with reasonable assurance the potential effects on the Company's financial statements.

In thousands of reais, unless otherwise indicated

(b) In accordance with the Company's Debenture Distribution Program mentioned in Note 9, the Company was granted an authorization to issue debentures, the main characteristics of which are as follows:

(i) First issuance under the Program (in a single series, unsecured)

| | |
|---|---|
| Registration date | January 30, 2008 |
| Type of issue | Not convertible into shares |
| Settlement date | February 6, 2008 |
| Maturity date | October 12, 2012 |
| Remuneration conditions | Interbank Deposit Certificate (CDI) variation + spread of 1.30% p.a. |
| Type of guarantee | Subordinated |
| Face value | R$ 10.00 |
| Total amount issued | 150,000 |
| Number of units issued | 15,000 |

As mentioned in Note 9, funds were obtained under the same conditions and were destined to the prepayment of the Bank Credit Note.

There are restrictive clauses, as defined in the definitive prospectus of the Company's First Debenture Distribution Program dated January 31, 2008.

(ii) Second issuance under the Program (in a single series, unsecured)

| | |
|---|---|
| Registration date | February 20, 2008 |
| Type of issue | Not convertible into shares |
| Settlement date | February 21, 2008 |
| Maturity date | October 15, 2012 |
| Remuneration conditions | Amplified Consumer Price Index (IPCA) variation + 8.75% p.a. |
| Type of guarantee | Subordinated |
| Face value | R$ 10.00 |
| Total amount issued | 150,000 |
| Number of units issued | 10,000 |

There are restrictive clauses, as defined in the supplement to the definitive prospectus of the Company's First Debenture Distribution Program dated February 20, 2008.

* * *



END